2: 3: Page 1 4: 5: 6: 7: 8: 9: 10:
11: 12:
13:
Exhibits to Form 20-F
14:

Exhibit Number       15: Description
16:
Remarks
17:
18: 19: 20:
Exhibit 19.1
21:
Memorandum and Articles of Association of AngloGold
Limited as in effect April 4, 2003
22:
Incorporated by reference to Exhibit 3.1 of
23:
AngloGold’s registration statement on Form
24:
F-3 filed with the Securities and Exchange
25:
Commission on December 17, 2002.
26:
27: 28: 29:
Exhibit 19.2
30:
Trust Deed dated February 27, 2004 between AngloGold
Holdings plc as Issuer, AngloGold Limited as Guarantor
and the Law Debenture Trust Corporation p.l.c. as Trustee
31:
Incorporated by reference to Exhibit 19.2 of
32:
AngloGold’s annual report on Form 20-F
33:
filed with the Securities and Exchange
34:
Commission on March 19, 2004
35:
36: 37: 38:
Exhibit 19.4.1
39:
AngloGold Limited Share Incentive Scheme in effect April
4, 2003
40:
Incorporated by reference to Exhibit 19.4(c)
41:
of AngloGold’s annual report on Form 20-F
42:
filed with the Securities and Exchange
43:
Commission on June 28, 2002.
44:
45: 46: 47:
Exhibit 19.4.2
48:
Service contract of Robert M Godsell
49:
50:
51: 52: 53:
Exhibit 19.4.3
54:
Service contract of Jonathan G Best
55:
56:
57: 58: 59:
Exhibit 19.4.4 Service contract of David L Hodgson
60: 61: 62:
63: 64: 65:
Exhibit 19.4.5 Service contract of Kelvin H Williams
66: 67: 68:
69: 70: 71:
Exhibit 19.4.6 Service contract of Samuel E Jonah
72: 73: 74:
75: 76: 77:
Exhibit 19.4.6
78:
Transaction Agreement between AngloGold Limited and
Ashanti Goldfields Company Limited, dated August 4, 2003
and five amendments thereto
79:
Incorporated by reference to Exhibit 19.4.6
80:
of AngloGold’s annual report on Form 20-F
81:
filed with the Securities and Exchange
82:
Commission on March 19, 2004
83:
84: 85: 86:
Exhibit 19.6
87:
Statement regarding how earnings per share information
was calculated
88:
See note 7 to the consolidated financial
89:
statements
90:
91: 92: 93:
Exhibit 19.8 List of AngloGold Ashanti Limited subsidiaries
94: 95: 96:
97: 98: 99:
Exhibit 19.12.1
100:
Certification of Robert M Godsell, Chief Executive Officer of
AngloGold Ashanti Limited, pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002
101:
102:
103: 104: 105:
Exhibit 19.12.2
106:
Certification of Jonathan G Best, Chief Financial Officer of
AngloGold Ashanti Limited, pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002
107:
108:
109: 110: 111:
Exhibit 19.13
112:
Certification pursuant to 18 U.S.C. Section 1350, as
adopted pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002
113:
114:
115: 116: 117:
Exhibit 19.14.1 Consent of Ernst & Young, independent accountants
118: 119: 120:
121: 122: 123:
Exhibit 19.14.2 Consent of KPMG, independent accountants
124: 125: 126:
127: 128: 129:
Exhibit 19.14.3
130:
Consent of PricewaterhouseCoopers, independent
accountants
131:
132:
133: 134: 135:
136:
137: 138: 139: 140:
141: 142:
143:
144:
145:
CONTRACT OF EMPLOYMENT
146:
147:
148:
entered into between :
149:
150:
151:
ANGLOGOLD LIMITED
152:
153:
154:
and
155:
156:
157:
ROBERT MICHAEL GODSELL
158:
159:
160:
161:
162:
163:
Exhibit 19.4.2
164: 165: 166:
167:

168: 169:
170:
2
171:
This agreement is made on 27 MAY 2004 between
172:
(1) AngloGold Limited, a company registered in South Africa according to the
173: 174:
company laws of South Africa, and whose registered office is at 11
175:
DIAGONAL STREET, JOHANNESBURG 2001 (“hereinafter referred to as
176:
“the Company”); and
177:
(2)
178:
ROBERT MICHAEL GODSELL of 14 ROXBURGHE AVENUE, CRAIGHALL
179:
PARK 2196 (hereinafter referred to as “the Executive”)
180:
This agreement records the terms on which the Executive is employed by the
181:
Company.
182:
1
183:
INTERPRETATION
184:
1.1 In this agreement (and any schedules to it):
185: 186:
1.1.1                           187: “Board” means the board of directors of the Company from
188:
time to time or any person or committee nominated by the
189:
board of directors as its representative for the purposes of this
190:
agreement;
191:
1.1.2                           192: "Change of Control" shall have occurred if:
193:
1.1.2.1 the Company becomes a subsidiary of another
194: 195:
company; or
196:
1.1.2.2 all or substantially all of the business, assets and
197: 198:
undertakings of the Company become owned by any
199:
person, firm or company.
200:
201:

202: 203:
204:
3
205:
1.1.3                           206: “Employment” means the employment governed by this
207:
agreement;
208:
1.1.4
209:
“Termination Date” means the date on which the Employment
210:
is terminated.
211:
1.2 References to any statutory provisions include any modifications or re-
212: 213:
enactment of those provisions.
214:
2
215:
TERMS OF EMPLOYMENT
216:
2.1 Notwithstanding the date of signature hereof, employment under this
217: 218:
agreement commenced on 1 JANUARY 2004.
219:
2.2 Subject to clause 10 (Termination and Suspension) the employment
220: 221:
will continue until terminated by either party giving not less than 12
222:
calendar months’ notice, in writing, to the other.
223:
2.3 Notwithstanding the other provisions of this agreement, the
224: 225:
employment will automatically terminate on the last day of the
226:
calendar year in which the Executive reaches the age of sixty (60).
227:
3
228:
DUTIES OF THE EXECUTIVE
229:
3.1 The Executive will serve as Chief Executive Officer and in any other
230: 231:
executive capacity as the Board and the Executive may agree from
232:
time to time.
233:
3.2 The Executive will work such hours as are reasonably necessary to
234: 235:
perform his duties under this contract to the satisfaction of the Board.
236:
237:

238: 239:
4
240: 241:
3.3
242:
The Executive will –
243:
3.3.1
244:
devote sufficient time, attention and skill to the employment to
245:
perform his duties;
246:
3.3.2
247:
properly perform his duties and exercise his powers;
248:
3.3.3
249:
accept any offices or directorships as reasonably required by
250:
the Board after consultation with the Executive;
251:
3.3.4
252:
comply with all rules and regulations issued by the Company;
253:
3.3.5
254:
obey the directions of the Board; and
255:
3.3.6
256:
use his best endeavors to promote the interests and reputation
257:
of the Company.
258:
3.4
259:
The Executive accepts that –
260:
3.4.1
261:
he will be required to perform duties for AngloGold Limited.
262:
The Company will remain responsible for the payments and
263:
benefits he is entitled to receive under this agreement;
264:
3.4.2
265:
the Company may appoint any other person to act jointly with
266:
him.
267:
3.5
268:
The Executive will keep the Board fully informed of his conduct of the
269:
business, finances or affairs of the Company or business for which he
270:
is responsible, in a prompt and timely manner. He will provide
271:
information to the Board in writing if requested.
272:
273:

274: 275:
276:
5
277:
3.6 During the employment, the Executive will be required annually at the
278: 279:
Company’s expense to undergo medical examinations.
280:
3.6.1 The timing of such examinations will be determined by
281: 282:
notification from the Company's senior medical executive, as
283:
there are specific requirements to be met by both the
284:
Executive and the specialists who undertake the medical
285:
examination.
286:
3.6.2 The Executive will receive due notice of when his medical
287: 288:
should be undertaken and is asked to read the instructions
289:
carefully at that time, as the Company will not bear the costs of
290:
any examination not covered by the instruction that will be set
291:
out in the notification.
292:
3.6.3 The results of the examination will only be disclosed to the
293: 294:
Company's senior medical executive, with the Executive's
295:
express permission, and the Executive will make his wishes in
296:
this regard very clear to the physician.
297:
4
298:
INTERESTS OF THE EXECUTIVE
299:
4.1 The Executive will disclose promptly in writing to the Board, in
300: 301:
accordance with Company policy, all his material interests (for
302:
example, shareholdings of 1% or more of the issued share capital of
303:
any company listed on a stock exchange or directorships) and those
304:
of a commercial or business nature where any conflict could arise in
305:
relation to the Company, except his interests in any Company which
306:
he takes on or holds at the request of the Board. The Executive will
307:
308:

309: 310:
6
311: 312:
not accept any directorships or offices without the prior written consent
313:
of the Board.
314:
4.2
315:
During the employment, the Executive will not be directly or indirectly
316:
engaged or concerned in the conduct of any activity which is similar to
317:
or competes with any activity carried on by any Company (except as a
318:
representative of the Company or with the written consent of the
319:
Board).
320:
4.3
321:
The Executive will (and will procure that his wife and dependent
322:
children) comply with any applicable legislation and regulations issued
323:
by the Johannesburg Securities Exchange relating to securities
324:
transactions by directors of listed companies, and any rules or policies
325:
issued by the Company from time to time in relation to the holding or
326:
trading of securities.
327:
4.4
328:
The Executive acknowledges that because of the services to be
329:
provided under this Agreement, he is likely to come into possession of
330:
unpublished price-sensitive information in relation to a listed company.
331:
The Executive agrees, for the duration of this Agreement, not to deal
332:
in the shares of the Company (including dealings in warrants and
333:
exercising options over shares) during closed periods. These periods
334:
are published by the Company Secretary's office in writing and
335:
coincide with the imminent publication of the quarterly and year end
336:
financial results of the Company, representing a thirty period
337:
immediately preceding the date of publication of the financial results.
338:
339:
340:

341: 342:
343:
7
344:
4.5 The Executive also agrees to comply with the provisions of the Insider
345: 346:
Trading Act, 135 of 1998, and to refrain from dealing in shares of the
347:
Company at any time that he might be in possession (whether directly
348:
or indirectly) of any information pertinent to the affairs of the Company
349:
or any company within AngloGold Limited, that is likely to have a
350:
material effect on the price or value of AngloGold’s shares.
351:
5                     352: MOBILITY
353:
The Company has operations in various parts of South Africa and
354:
abroad. The Executive may be required and the Company reserves
355:
the right, after consultation with the Executive, to relocate the
356:
Executive from his current place of employment to these operations.
357:
During the employment the Executive will be required to relocate if
358:
requested to do so, unless he has reasonable grounds for refusing the
359:
request.
360:
6
361:
BASIC EMPLOYMENT COST ("BEC")
362:
6.1 The Executive's BEC is FOUR MILLION, SEVEN HUNDRED AND
363: 364:
SEVENTY THOUSAND RAND (R4 770 000) per annum. The
365:
Executive's BEC is inclusive of director's fees and any remuneration
366:
or benefits received from any AngloGold Company. The Executive's
367:
salary will be paid monthly in arrears by bank transfer during the last
368:
working week of each month. A review will usually take place at the
369:
year end and any revised BEC will take effect from 1 January of the
370:
next year.
371:
372:
373:

374: 375:
376:
8
377:
6.2
378:
Pension
379:
The Executive will continue to be a member of the AngloGold Pension
380:
Fund, subject to the Fund's rules from time to time.
381:
6.3
382:
Medical Aid
383:
6.3.1 The Executive will remain a member of the AngloGold Medical
384: 385:
Scheme, and receive benefits subject to the rules of the
386:
scheme and the contribution levels applicable from time to
387:
time.
388:
6.3.2 The onus is on the Executive to notify the Company of any
389: 390:
change in status relevant to the Executive's medical aid
391:
membership.
392:
6.4
393:
Leave
394:
6.4.1 The Executive will be entitled to vacation leave and his
395: 396:
entitlement will be thirty (30) working days per annum.
397:
6.4.2 Vacation and sick leave are governed by the Company's leave
398: 399:
regulations, as amended from time to time.
400:
6.4.3 Without prejudice to the Company's right to terminate the
401: 402:
employment at any time in accordance with clause 2 or
403:
clause 10, salary payable and benefits provided to the
404: 405:
Executive under this agreement may cease if the Board so
406:
decides after twenty-six (26) consecutive weeks of absence
407:
408:

409: 410:
411:
9
412:
from work by the Executive in any period of twelve (12) months
413:
due to illness or injury.
414:
6.4.4 If the Executive is absent from work due to sickness or injury
415: 416:
which is caused by the fault of another person and, as a
417:
consequence, recovers from that person or another person
418:
any sum representing compensation for loss of salary under
419:
this agreement, the Executive will repay to the Company any
420:
money it has paid to him as salary in respect of the same
421:
period of absence, but such repayment shall not exceed the
422:
amount he has recovered. The provision of any other benefits
423:
will be in accordance with Company policy as amended from
424:
time to time.
425:
6.5
426:
Deductions
427:
The Company will deduct from any payment due to the Executive
428:
those statutory deductions required by law, such as PAYE. In
429:
addition, employee specific deductions will be made for Pension Fund
430:
and other conditions of service such as Medical Aid and the like, as
431:
these apply.
432:
6.6
433:
Death and Accident Insurance
434:
The Executive will have the benefit of the Company's insurance
435:
policies providing employees (but not their dependants) with twenty-
436:
four (24) hour cover against permanent disability and death arising
437:
from accidents, whether or not these are sustained in the course of
438:
439:

440: 441:
442:
10
443:
employment. Benefits payable upon death by natural causes will be
444:
governed by the rules of AngloGold Pension Fund.
445:
6.7
446:
Security Card
447:
The Executive has been issued with a security card that, in the
448:
interests of effective security control, should be produced on request
449:
and may not be loaned to any other individual. Upon termination of
450:
the employment, the security card must be returned to the Payroll
451:
Section.
452:
6.8
453:
Rules and Regulations
454:
6.8.1 The Executive will be subject to the Company’s rules and
455: 456:
procedures now in existence, and those that may be
457:
introduced in the future and to all common law and any
458:
statutory provisions that may be applicable.
459:
6.8.2 The Company's rules, policies and procedures on employment
460: 461:
related matters, will change from time to time to address new
462:
circumstances. The Executive will be expected to comply with
463:
all rules, policies and procedures and to all common law and
464:
any statutory provisions that are in force.
465:
7
466:
EXPENSES
467:
The Company will procure the refund to the Executive of all reasonable
468:
expenses properly incurred by him in performing his duties under this
469:
agreement. This will include expenses relating to entertainment, subsistence
470:
and travelling. The Company will require the Executive to produce official
471:
472:

473: 474:
475:
11
476:
receipts or other available documents as proof that he has incurred any
477:
expenses he claims.
478:
8
479:
CONFIDENTIALITY
480:
8.1 Without prejudice to the common law duties which he owes to the
481: 482:
Company, the Executive agrees that he will not, except in the proper
483:
performance of his duties, use or disclose to any person any of the
484:
Company’s trade secrets or confidential information. This restriction
485:
will continue to apply after the termination of the employment without
486:
limit in time.
487:
8.2 In the course of the employment, the Executive may obtain trade
488: 489:
secrets and confidential information belonging or relating to other
490:
companies and other persons, including joint ventures in which the
491:
Company has an interest. He will treat such information as if it falls
492:
within the terms of clause 8.1, and clause 8.1 will apply with any
493:
necessary amendments to such information. If requested to do so by
494:
the Company, the Executive will enter into an agreement with other
495:
companies and any other persons, including joint ventures, in the
496:
same terms as clause 8.1 with any amendments necessary to give
497:
effect to this provision.
498:
8.3 The Executive shall not at any time during the continuance of his
499: 500:
employment with the Company make any copy, record, notes or
501:
memoranda (whether or not recorded in writing or on computer disk or
502:
tape) relating to any matter within the scope of the Company's
503:
business, dealings or affairs otherwise than for the benefit of the
504:
Company.
505:
506:

507: 508:
12
509: 510:
8.4
511:
The obligations contained in clause 8.1 shall cease to apply to any
512:
information or knowledge which:
513:
8.4.1
514:
may subsequently come into the public domain after the
515:
termination of the employment other than by way of
516:
unauthorised disclosure; or
517:
8.4.2
518:
the Executive is entitled to disclose under the Protected
519:
Disclosures Act, 26 of 2000, provided the Executive has first
520:
fully complied with the Company's applicable procedures
521:
relating to such external disclosures.
522:
8.5
523:
The Executive shall not make or communicate any statement (whether
524:
written or oral) to any representative of the press, television, radio, or
525:
other media and shall not write any article for the press or otherwise
526:
for publication on any matter connected with or relating to the
527:
business of the Company other than in the proper performance of his
528:
duties.
529:
8.6
530:
The Company may at any time during the employment require the
531:
Executive to deliver to it immediately all documents (including all
532:
records, notes, original documents, extracts and summaries thereof),
533:
disks and other information storing medium relating to the business or
534:
affairs of the Company which he obtained or made whilst an employee
535:
of the Company. This obligation shall include all copies and
536:
reproductions of the same, however made.
537:
538:
539:

540: 541:
542:
13
543:
9
544:
COMPUTER SAFETY, COPYRIGHT, INVENTIONS AND PATENTS
545:
9.1 The Executive will not make copies of any computer files belonging to
546: 547:
the Company or their service providers and will not introduce any of
548:
his own computer files into any computer used by the Company in
549:
breach of any Company policy, unless he has obtained the consent of
550:
the Board.
551:
9.2 The Executive acknowledges that the Company will become the
552: 553:
owner of the intellectual property rights in any work which is eligible for
554:
intellectual property rights and which is created by him in the course
555:
and scope of providing services in terms of his employment.
556:
9.3 Insofar as it may be necessary, the Executive will cede and assign to
557: 558:
the Company concerned all intellectual property rights in any work
559:
created or executed by him in the course and scope of his
560:
employment.
561:
9.4 The Executive undertakes not to exercise any residuary rights in
562: 563:
respect of any work created or executed by him in the course and
564:
scope of his employment.
565:
9.5 All work created or executed by the Executive in any fields in which he
566: 567:
performs services will, unless he establishes to the contrary, be
568:
deemed to have been created or executed by him in the course and
569:
scope of his employment.
570:
9.6 The Executive undertakes to assist to the best of his ability with any
571: 572:
application which the Company may see fit to make for any form of
573:
574:

575: 576:
577:
14
578:
intellectual property protection, whether in the form of a foreign or
579:
South African patent or design right or otherwise, in respect of any
580:
concept, idea, process, method or technique which may be discovered
581:
by the Executive in the course of performing services in terms of his
582:
employment.
583:
9.7 For the purposes of this agreement, the term "intellectual property
584: 585:
rights" shall include, but shall not be limited to, copyright and patent
586:
and design rights.
587:
10
588:
TERMINATION AND SUSPENSION
589:
10.1 Written notice given by either party, for any reason, to terminate the
590: 591:
Executive’s employment under this agreement will also be deemed to
592:
be notice given to terminate the Executive’s employment under any
593:
other contract of service or contract of employment concluded with
594:
any company at the Company’s request.
595:
10.2 The Company may terminate the employment immediately by written
596: 597:
notice if the Executive does not perform the duties of the employment
598:
for a period of twenty-six (26) weeks (whether or not consecutive) in
599:
any period of twelve (12) months because of sickness, injury or other
600:
incapacity. This notice can be given whilst the Executive continues
601:
not to perform his duties or on expiry of the twenty-six (26) week
602:
period.
603:
10.3 The Company may terminate the employment immediately by written
604: 605:
notice if the Executive commits any serious or persistent breach of his
606:
obligations under this agreement; or is guilty of any gross misconduct
607:
608:

609: 610:
15
611: 612:
or conducts himself (whether in connection with the employment or
613:
not) in a way which is harmful to the Company or any other company
614:
in which it has an interest, including any joint venture; or is guilty of
615:
dishonesty or is convicted of an offence (other than a motoring offence
616:
which does not result in imprisonment) whether in connection with the
617:
employment or not; or becomes of unsound mind, is bankrupted or
618:
has a receiving order made against him or makes any general
619:
composition with his creditors or takes advantage of any statute
620:
affording relief for insolvent debtors; or becomes disqualified from
621:
being a director of a company.
622:
10.4
623:
The Company may suspend the Executive from the employment on
624:
full salary at any time, for a reasonable period, to investigate any
625:
matter in which the Executive is implicated or involved, whether
626:
directly or indirectly.
627:
10.5
628:
During all or any part of a period of notice whether given by the
629:
Company or the Executive or during any period of suspension, the
630:
Company may, in its absolute discretion, require the Executive either
631:
not to attend his place of work, and/or not undertake any work. During
632:
such period, the following conditions shall apply:
633:
(a)
634:
the Executive shall continue to be entitled to receive his
635:
contractual remuneration and other benefits;
636:
(b)
637:
the Executive's duties of fidelity, mutual trust and
638:
confidence, confidentiality and obligations under this
639:
agreement shall continue to apply;
640:
641:

642: 643:
644:
16
645:
(c) the Executive shall not undertake any other work or
646: 647:
other business activities, except with the prior consent
648:
of the Company;
649:
(d) the Executive shall remain available or be contactable
650: 651:
during normal business hours to provide such
652:
assistance to the Company as it shall reasonably
653:
require from time to time.
654:
10.6 When the employment terminates, the Company may deduct from any
655: 656:
monies due to the Executive (including remuneration) any amount that
657:
he owes to the Company.
658:
11
659:
CHANGE OF CONTROL
660:
11.1 Subject to clause 11.4 below, if there is a Change of Control and the
661: 662:
Executive's employment is terminated by the Company within twelve
663:
(12) months of that Change of Control (other than pursuant to clause
664:
10.3) or the Executive resigns in circumstances contemplated by
665:
section 186(1)(e) or (f) of the Labour Relations Act, 66 of 1995, the
666:
Company shall within one (1) month of the termination or resignation,
667:
pay the Executive a sum equal to –
668:
669:
(i)         670: payment of salary and benefits in lieu of his notice period;
671:
(ii) 24 months' gross salary (less such tax and national insurance
672: 673:
contributions as the Company is obliged to deduct from such
674:
sum); and
675:
676:

677: 678:
17
679: 680:
(iii)
681:
the value of any pension contributions that would have been
682:
made to the Executive by the Company in the six (6) months
683:
following the Termination Date.
684:
685:
11.2
686:
Upon a Change of Control the Executive's entitlements under the
687:
Executive Share Option Scheme, Deferred Bonus Plan or any similar
688:
plan or scheme shall be as detailed in the Rules of the relevant plan or
689:
scheme.
690:
691:
11.3
692:
The expressions "the Executive's employment is terminated by the
693:
Company" and "the Executive resigns in circumstances contemplated
694:
by section 186(1)(e) or (f) of the Labour Relations Act, 66 of 1995" do
695:
not include termination by operation of law (including frustration) or by
696:
mutual consent.
697:
698:
11.4
699:
The Executive's entitlement to any benefit or payment under this
700:
clause 11 is conditional upon the Executive entering into such
701:
agreement or agreements under seal as the Company may
702:
reasonably require (including a compromise agreement) whereby the
703:
Executive -
704:
705:
11.4.1
706:
accepts such benefit and/or payment in full and final settlement
707:
of all claims the Executive would have against the Company
708:
arising out of the termination of this Agreement including unfair
709:
dismissal, statutory redundancy payment and non-payment of
710:
bonus and validly waives all such claims against the Company;
711:
and
712:
713:
714:

715: 716:
717:
18
718:
11.4.2 undertakes to remain bound by the provisions contained in
719: 720:
clauses 11 and 13 notwithstanding the termination of this
721:
agreement; and
722:
723:
11.4.3 resigns with immediate effect and without claim for
724: 725:
compensation from all employments, secretaryships,
726:
trusteeships, directorships or other offices held by him at the
727:
instance of the Company.
728:
729:
12         730: RESTRICTIONS AFTER TERMINATION OF EMPLOYMENT
731:
732:
12.1 The Executive agrees with the Company that during the period of six
733: 734:
(6) months commencing on the Termination Date he will not (either on
735:
his own behalf or for or with any other person, whether directly or
736:
indirectly) entice or try to entice away from the Company any person
737:
who was a senior employee, director or officer of such a company at
738:
any time during his last twelve (12) months of service with the
739:
Company and with whom he had worked closely at any time during
740:
that period.
741:
12.2 Following the Termination Date, the Executive will not represent
742: 743:
himself as being in any way connected with the businesses of the
744:
Company (except to the extent agreed).
745:
12.3 Any benefit given or deemed to be given by the Executive to any
746: 747:
company under the terms of clause 12.1 is received and held in trust
748:
by the Company. The Executive will enter into similar restrictive
749:
covenants directly if asked to do so by the Company.
750:
751:

752: 753:
754:
19
755:
12.4 The Executive acknowledges and agrees that he shall be obliged to
756: 757:
draw the provisions of this agreement to the attention of any third
758:
party who may at any time before or after the termination of the
759:
employment offer to engage the Executive in any capacity and for
760:
whom or with whom the Executive intends to work during the relevant
761:
period.
762:
13
763:
RETURN OF COMPANY PROPERTY
764:
13.1 At any time during the employment (at the request of the Company) or
765: 766:
when the employment terminates, the Executive will immediately
767:
return to the Company:
768:
13.1.1 all documents and other materials (whether originals or copies)
769: 770:
made or compiled by or delivered to the Executive during the
771:
employment and concerning the Company and all other
772:
companies, including joint ventures. The Executive will not
773:
retain any copies of any materials or other information; and
774:
13.1.2 all other property belonging or relating to the Company or any
775: 776:
other company, including joint ventures, which is in the
777:
possession or under the control of the Executive.
778:
14
779:
DIRECTORSHIPS
780:
14.1 The Executive’s office as a director of the Company or any other
781: 782:
company, including joint ventures, is subject to the Articles of
783:
Association of the relevant company (as amended from time to time).
784:
If the provisions of this agreement conflict with the provisions of the
785:
786:

787: 788:
789:
20
790:
Articles of Association of the relevant company, the Articles of
791:
Association will prevail.
792:
14.2 The Executive must resign from any office held in any company,
793: 794:
including a joint venture, if he is asked to do so by the Company.
795:
14.3 If the Executive does not resign as an officer, having been requested
796: 797:
to do so in accordance with clause 14.2, the Company will be
798:
appointed as his attorney to effect his resignation. By entering into
799:
this agreement the Executive irrevocably appoints the Company as his
800:
attorney to act on his behalf to execute any document or do anything
801:
in his name necessary to effect his resignation in accordance with
802:
clause 14.2. If there is any doubt as to whether such a document (or
803:
other thing) has been carried out within the authority conferred by this
804:
clause 14.3, a certificate in writing (signed by any director or the
805:
secretary of the Company) will be sufficient to prove that the act or
806:
thing falls within that authority.
807:
14.4 The termination of any directorship or other office held by the
808: 809:
Executive will not terminate the Executive's employment or amount to
810:
a breach of terms of this agreement by the Company.
811:
14.5 During the employment the Executive will not do anything which could
812: 813:
cause him to be disqualified from continuing to act as a director of any
814:
company.
815:
14.6
816:
The Executive must not resign his office as a director of any company
817:
without the agreement of the Board, whose agreement shall not be
818:
unreasonably withheld.
819:
820:

821: 822:
823:
21
824:
15
825:
OFFERS ON LIQUIDATION
826:
15.1 The Executive will have no claim against the Company if the
827: 828:
employment is terminated by reason of liquidation in order to
829:
reconstruct or amalgamate the Company or by reason of any
830:
reorganisation of the Company; and
831:
15.1.1 the Executive is offered employment with the company
832: 833:
succeeding to the Company upon such liquidation or
834:
reorganisation; and
835:
15.1.2 the new terms of employment offered to the Executive are no
836: 837:
less favourable to him than the terms of this agreement.
838:
16
839:
NOTICES
840:
16.1 Any notices given under this agreement must be given by letter or fax.
841: 842:
Notice to the Company must be addressed to its registered office at
843:
the time the notice is given. Notice to the Executive must be given to
844:
him personally or sent to his last known address.
845:
16.2 Except for notices given by hand, notices will be deemed to have been
846: 847:
given at the time at which the letter or fax would be delivered in the
848:
ordinary course of post or transmission.
849:
17
850:
STATUTORY PARTICULARS
851:
This agreement and the attached schedule contain the written particulars of
852:
employment which the Executive is entitled to receive under the provisions of
853:
section 29 of the Basic Conditions of Employment Act, 75 of 1997.
854:
855:

856: 857:
858:
22
859:
18
860:
MISCELLANEOUS
861:
18.1 This agreement may only be modified by the written agreement of the
862: 863:
parties.
864:
18.2 The Executive cannot assign this agreement to anyone else.
865: 866:
18.3 References in this agreement to rules, regulations, policies,
867: 868:
handbooks or other similar documents which supplement it, are
869:
referred to in it or describe any pensions or other benefits
870:
arrangement, are references to the versions or forms of the relevant
871:
documents as amended or updated from time to time.
872:
18.4 This agreement supersedes any previous written or oral agreement
873: 874:
between the parties in relation to the matters dealt within it. It contains
875:
the whole agreement between the parties relating to the employment
876:
at the date the agreement was entered into (except for those terms
877:
implied by law which cannot be excluded by the agreement of the
878:
parties). The Executive acknowledges that he has not been induced
879:
to enter into this agreement by any representation, warranty or
880:
undertaking not expressly incorporated into it.
881:
18.5 Neither party's rights or powers under this agreement will be affected
882: 883:
if:
884:
18.5.1 one party delays in enforcing any provisions of this agreement;
885: 886:
or
887:
18.5.2 one party grants time to the other party.
888: 889:
890:

891: 892:
23
893: 894:
18.6
895:
If either party agrees to waive his rights under a provision of this
896:
agreement, that waiver will only be effective if it is in writing and it is
897:
signed by him. A party's agreement to waive any breach of any term
898:
or condition of this agreement will not be regarded as a waiver of any
899:
subsequent breach of the same term or condition or a different term or
900:
condition.
901:
18.7
902:
The various provisions and sub-provisions of this agreement are
903:
severable and if any provision or sub-provision is held to be
904:
unenforceable by any court or competent jurisdiction then such
905:
unenforceability shall not affect the enforceability of the remaining
906:
provisions or sub-provisions in this agreement.
907:
18.8
908:
This agreement is governed by and will be interpreted in accordance
909:
with the laws of South Africa. Each of the parties submit to the
910:
exclusive jurisdiction of the South African Courts as regards any claim
911:
or matter arising under this agreement.
912:
913:

914: 915:
916:
24
917:
918:
SIGNED at LONDON on this the 5TH day of APRIL 2004
919:
in the presence of the undersigned witnesses :
920:
AS WITNESSES:
921:
/s/ 922: R P EDEY
923:
For 924: and on behalf of the COMPANY
925:
1. /s/ N W UNWIN
926: 927:
2. /s/ A CLARKE
928: 929:
SIGNED at JOHANNESBURG on this the 27TH day of MAY 2004
930:
in the presence of the undersigned witnesses :
931:
AS WITNESSES:
932:
/s/ 933: R M GODSELL
934:
[EXECUTIVE]
935:
1. /s/ E VAN NIEKERK
936: 937:
2. /s/ N W UNWIN
938: 939:
940: 941: 942: 943: 944:
945: 946:
947:
948:
949:
CONTRACT OF EMPLOYMENT
950:
951:
952:
entered into between :
953:
954:
955:
ANGLOGOLD LIMITED
956:
957:
958:
and
959:
960:
961:
JONATHAN GOURLAY BEST
962:
963:
964:
965:
966:
967:
Exhibit 19.4.3
968: 969: 970:
971:

972: 973:
974:
2
975:
This agreement is made on 27 May 2004 between
976:
(1) AngloGold Limited, a company registered in South Africa according to the
977: 978:
company laws of South Africa, and whose registered office is at 11
979:
DIAGONAL STREET, JOHANNESBURG 2001 (“hereinafter referred to as
980:
“the Company”); and
981:
(2)
982:
JONATHAN GOURLAY BEST of 89 TYRWHITT AVENUE, BIRDHAVEN
983:
2196 (hereinafter referred to as “the Executive”)
984:
This agreement records the terms on which the Executive is employed by the
985:
Company.
986:
1
987:
INTERPRETATION
988:
1.1 In this agreement (and any schedules to it):
989: 990:
1.1.1                           991: “Board” means the board of directors of the Company from
992:
time to time or any person or committee nominated by the
993:
board of directors as its representative for the purposes of this
994:
agreement;
995:
1.1.2                           996: "Change of Control" shall have occurred if:
997:
1.1.2.1 the Company becomes a subsidiary of another
998: 999:
company; or
1000:
1.1.2.2 all or substantially all of the business, assets and
1001: 1002:
undertakings of the Company become owned by any
1003:
person, firm or company.
1004:
1005:

1006: 1007:
1008:
3
1009:
1.1.3                            1010: “Employment” means the employment governed by this
1011:
agreement;
1012:
1.1.4
1013:
“Termination Date” means the date on which the Employment
1014:
is terminated.
1015:
1.2 References to any statutory provisions include any modifications or re-
1016: 1017:
enactment of those provisions.
1018:
2
1019:
TERMS OF EMPLOYMENT
1020:
2.1 Notwithstanding the date of signature hereof, employment under this
1021: 1022:
agreement commenced on 1 JANUARY 2004.
1023:
2.2 Subject to clause 10 (Termination and Suspension) the employment
1024: 1025:
will continue until terminated by either party giving not less than 6
1026:
calendar months’ notice, in writing, to the other.
1027:
2.3 Notwithstanding the other provisions of this agreement, the
1028: 1029:
employment will automatically terminate on the last day of the
1030:
calendar year in which the Executive reaches the age of sixty (60).
1031:
3
1032:
DUTIES OF THE EXECUTIVE
1033:
3.1 The Executive will serve as Executive Director: Finance and in any
1034: 1035:
other executive capacity as the Board and the Executive may agree
1036:
from time to time.
1037:
3.2 The Executive will work such hours as are reasonably necessary to
1038: 1039:
perform his duties under this contract to the satisfaction of the Board.
1040:
1041:

1042: 1043:
4
1044: 1045:
3.3
1046:
The Executive will –
1047:
3.3.1
1048:
devote sufficient time, attention and skill to the employment to
1049:
perform his duties;
1050:
3.3.2
1051:
properly perform his duties and exercise his powers;
1052:
3.3.3
1053:
accept any offices or directorships as reasonably required by
1054:
the Board after consultation with the Executive;
1055:
3.3.4
1056:
comply with all rules and regulations issued by the Company;
1057:
3.3.5
1058:
obey the directions of the Board; and
1059:
3.3.6
1060:
use his best endeavors to promote the interests and reputation
1061:
of the Company.
1062:
3.4
1063:
The Executive accepts that –
1064:
3.4.1
1065:
he will be required to perform duties for AngloGold Limited.
1066:
The Company will remain responsible for the payments and
1067:
benefits he is entitled to receive under this agreement;
1068:
3.4.2
1069:
the Company may appoint any other person to act jointly with
1070:
him.
1071:
3.5
1072:
The Executive will keep the Board fully informed of his conduct of the
1073:
business, finances or affairs of the Company or business for which he
1074:
is responsible, in a prompt and timely manner. He will provide
1075:
information to the Board in writing if requested.
1076:
1077:

1078: 1079:
1080:
5
1081:
3.6 During the employment, the Executive will be required annually at the
1082: 1083:
Company’s expense to undergo medical examinations.
1084:
3.6.1 The timing of such examinations will be determined by
1085: 1086:
notification from the Company's senior medical executive, as
1087:
there are specific requirements to be met by both the
1088:
Executive and the specialists who undertake the medical
1089:
examination.
1090:
3.6.2 The Executive will receive due notice of when his medical
1091: 1092:
should be undertaken and is asked to read the instructions
1093:
carefully at that time, as the Company will not bear the costs of
1094:
any examination not covered by the instruction that will be set
1095:
out in the notification.
1096:
3.6.3 The results of the examination will only be disclosed to the
1097: 1098:
Company's senior medical executive, with the Executive's
1099:
express permission, and the Executive will make his wishes in
1100:
this regard very clear to the physician.
1101:
4
1102:
INTERESTS OF THE EXECUTIVE
1103:
4.1 The Executive will disclose promptly in writing to the Board, in
1104: 1105:
accordance with Company policy, all his material interests (for
1106:
example, shareholdings of 1% or more of the issued share capital of
1107:
any company listed on a stock exchange or directorships) and those
1108:
of a commercial or business nature where any conflict could arise in
1109:
relation to the Company, except his interests in any Company which
1110:
he takes on or holds at the request of the Board. The Executive will
1111:
1112:

1113: 1114:
6
1115: 1116:
not accept any directorships or offices without the prior written consent
1117:
of the Board.
1118:
4.2
1119:
During the employment, the Executive will not be directly or indirectly
1120:
engaged or concerned in the conduct of any activity which is similar to
1121:
or competes with any activity carried on by any Company (except as a
1122:
representative of the Company or with the written consent of the
1123:
Board).
1124:
4.3
1125:
The Executive will (and will procure that his wife and dependent
1126:
children) comply with any applicable legislation and regulations issued
1127:
by the Johannesburg Securities Exchange relating to securities
1128:
transactions by directors of listed companies, and any rules or policies
1129:
issued by the Company from time to time in relation to the holding or
1130:
trading of securities.
1131:
4.4
1132:
The Executive acknowledges that because of the services to be
1133:
provided under this Agreement, he is likely to come into possession of
1134:
unpublished price-sensitive information in relation to a listed company.
1135:
The Executive agrees, for the duration of this Agreement, not to deal
1136:
in the shares of the Company (including dealings in warrants and
1137:
exercising options over shares) during closed periods. These periods
1138:
are published by the Company Secretary's office in writing and
1139:
coincide with the imminent publication of the quarterly and year end
1140:
financial results of the Company, representing a thirty day period
1141:
immediately preceding the date of publication of the financial results.
1142:
1143:
1144:

1145: 1146:
1147:
7
1148:
4.5 The Executive also agrees to comply with the provisions of the Insider
1149: 1150:
Trading Act, 135 of 1998, and to refrain from dealing in shares of the
1151:
Company at any time that he might be in possession (whether directly
1152:
or indirectly) of any information pertinent to the affairs of the Company
1153:
or any company within AngloGold Limited, that is likely to have a
1154:
material effect on the price or value of AngloGold’s shares.
1155:
5                     1156: MOBILITY
1157:
The Company has operations in various parts of South Africa and
1158:
abroad. The Executive may be required and the Company reserves
1159:
the right, after consultation with the Executive, to relocate the
1160:
Executive from his current place of employment to these operations.
1161:
During the employment the Executive will be required to relocate if
1162:
requested to do so, unless he has reasonable grounds for refusing the
1163:
request.
1164:
6
1165:
BASIC EMPLOYMENT COST ("BEC")
1166:
6.1 The Executive's BEC is TWO MILLION, FIVE HUNDRED AND
1167: 1168:
FORTY FOUR THOUSAND RAND (R2 544 000) per annum. The
1169:
Executive's BEC is inclusive of director's fees and any remuneration
1170:
or benefits received from any AngloGold Company. The Executive's
1171:
salary will be paid monthly in arrears by bank transfer during the last
1172:
working week of each month. A review will usually take place at the
1173:
year end and any revised BEC will take effect from 1 January of the
1174:
next year.
1175:
1176:
1177:

1178: 1179:
1180:
8
1181:
6.2
1182:
Pension
1183:
The Executive will continue to be a member of the AngloGold Pension
1184:
Fund, subject to the Fund's rules from time to time.
1185:
6.3
1186:
Medical Aid
1187:
6.3.1 The Executive will remain a member of the AngloGold Medical
1188: 1189:
Scheme, and receive benefits subject to the rules of the
1190:
scheme and the contribution levels applicable from time to
1191:
time.
1192:
6.3.2 The onus is on the Executive to notify the Company of any
1193: 1194:
change in status relevant to the Executive's medical aid
1195:
membership.
1196:
6.4
1197:
Leave
1198:
6.4.1 The Executive will be entitled to vacation leave and his
1199: 1200:
entitlement will be thirty (30) working days per annum.
1201:
6.4.2 Vacation and sick leave are governed by the Company's leave
1202: 1203:
regulations, as amended from time to time.
1204:
6.4.3 Without prejudice to the Company's right to terminate the
1205: 1206:
employment at any time in accordance with clause 2 or
1207:
clause 10, salary payable and benefits provided to the
1208: 1209:
Executive under this agreement may cease if the Board so
1210:
decides after twenty-six (26) consecutive weeks of absence
1211:
1212:

1213: 1214:
1215:
9
1216:
from work by the Executive in any period of twelve (12) months
1217:
due to illness or injury.
1218:
6.4.4 If the Executive is absent from work due to sickness or injury
1219: 1220:
which is caused by the fault of another person and, as a
1221:
consequence, recovers from that person or another person
1222:
any sum representing compensation for loss of salary under
1223:
this agreement, the Executive will repay to the Company any
1224:
money it has paid to him as salary in respect of the same
1225:
period of absence, but such repayment shall not exceed the
1226:
amount he has recovered. The provision of any other benefits
1227:
will be in accordance with Company policy as amended from
1228:
time to time.
1229:
6.5
1230:
Deductions
1231:
The Company will deduct from any payment due to the Executive
1232:
those statutory deductions required by law, such as PAYE. In
1233:
addition, employee specific deductions will be made for Pension Fund
1234:
and other conditions of service such as Medical Aid and the like, as
1235:
these apply.
1236:
6.6
1237:
Death and Accident Insurance
1238:
The Executive will have the benefit of the Company's insurance
1239:
policies providing employees (but not their dependants) with twenty-
1240:
four (24) hour cover against permanent disability and death arising
1241:
from accidents, whether or not these are sustained in the course of
1242:
1243:

1244: 1245:
1246:
10
1247:
employment. Benefits payable upon death by natural causes will be
1248:
governed by the rules of AngloGold Pension Fund.
1249:
6.7
1250:
Security Card
1251:
The Executive has been issued with a security card that, in the
1252:
interests of effective security control, should be produced on request
1253:
and may not be loaned to any other individual. Upon termination of
1254:
the employment, the security card must be returned to the Payroll
1255:
Section.
1256:
6.8
1257:
Rules and Regulations
1258:
6.8.1 The Executive will be subject to the Company’s rules and
1259: 1260:
procedures now in existence, and those that may be
1261:
introduced in the future and to all common law and any
1262:
statutory provisions that may be applicable.
1263:
6.8.2 The Company's rules, policies and procedures on employment
1264: 1265:
related matters, will change from time to time to address new
1266:
circumstances. The Executive will be expected to comply with
1267:
all rules, policies and procedures and to all common law and
1268:
any statutory provisions that are in force.
1269:
7
1270:
EXPENSES
1271:
The Company will procure the refund to the Executive of all reasonable
1272:
expenses properly incurred by him in performing his duties under this
1273:
agreement. This will include expenses relating to entertainment, subsistence
1274:
and travelling. The Company will require the Executive to produce official
1275:
1276:

1277: 1278:
1279:
11
1280:
receipts or other available documents as proof that he has incurred any
1281:
expenses he claims.
1282:
8
1283:
CONFIDENTIALITY
1284:
8.1 Without prejudice to the common law duties which he owes to the
1285: 1286:
Company, the Executive agrees that he will not, except in the proper
1287:
performance of his duties, use or disclose to any person any of the
1288:
Company’s trade secrets or confidential information. This restriction
1289:
will continue to apply after the termination of the employment without
1290:
limit in time.
1291:
8.2 In the course of the employment, the Executive may obtain trade
1292: 1293:
secrets and confidential information belonging or relating to other
1294:
companies and other persons, including joint ventures in which the
1295:
Company has an interest. He will treat such information as if it falls
1296:
within the terms of clause 8.1, and clause 8.1 will apply with any
1297:
necessary amendments to such information. If requested to do so by
1298:
the Company, the Executive will enter into an agreement with other
1299:
companies and any other persons, including joint ventures, in the
1300:
same terms as clause 8.1 with any amendments necessary to give
1301:
effect to this provision.
1302:
8.3 The Executive shall not at any time during the continuance of his
1303: 1304:
employment with the Company make any copy, record, notes or
1305:
memoranda (whether or not recorded in writing or on computer disk or
1306:
tape) relating to any matter within the scope of the Company's
1307:
business, dealings or affairs otherwise than for the benefit of the
1308:
Company.
1309:
1310:

1311: 1312:
12
1313: 1314:
8.4
1315:
The obligations contained in clause 8.1 shall cease to apply to any
1316:
information or knowledge which:
1317:
8.4.1
1318:
may subsequently come into the public domain after the
1319:
termination of the employment other than by way of
1320:
unauthorised disclosure; or
1321:
8.4.2
1322:
the Executive is entitled to disclose under the Protected
1323:
Disclosures Act, 26 of 2000, provided the Executive has first
1324:
fully complied with the Company's applicable procedures
1325:
relating to such external disclosures.
1326:
8.5
1327:
The Executive shall not make or communicate any statement (whether
1328:
written or oral) to any representative of the press, television, radio, or
1329:
other media and shall not write any article for the press or otherwise
1330:
for publication on any matter connected with or relating to the
1331:
business of the Company other than in the proper performance of his
1332:
duties.
1333:
8.6
1334:
The Company may at any time during the employment require the
1335:
Executive to deliver to it immediately all documents (including all
1336:
records, notes, original documents, extracts and summaries thereof),
1337:
disks and other information storing medium relating to the business or
1338:
affairs of the Company which he obtained or made whilst an employee
1339:
of the Company. This obligation shall include all copies and
1340:
reproductions of the same, however made.
1341:
1342:
1343:

1344: 1345:
1346:
13
1347:
9
1348:
COMPUTER SAFETY, COPYRIGHT, INVENTIONS AND PATENTS
1349:
9.1 The Executive will not make copies of any computer files belonging to
1350: 1351:
the Company or their service providers and will not introduce any of
1352:
his own computer files into any computer used by the Company in
1353:
breach of any Company policy, unless he has obtained the consent of
1354:
the Board.
1355:
9.2 The Executive acknowledges that the Company will become the
1356: 1357:
owner of the intellectual property rights in any work which is eligible for
1358:
intellectual property rights and which is created by him in the course
1359:
and scope of providing services in terms of his employment.
1360:
9.3 Insofar as it may be necessary, the Executive will cede and assign to
1361: 1362:
the Company concerned all intellectual property rights in any work
1363:
created or executed by him in the course and scope of his
1364:
employment.
1365:
9.4 The Executive undertakes not to exercise any residuary rights in
1366: 1367:
respect of any work created or executed by him in the course and
1368:
scope of his employment.
1369:
9.5 All work created or executed by the Executive in any fields in which he
1370: 1371:
performs services will, unless he establishes to the contrary, be
1372:
deemed to have been created or executed by him in the course and
1373:
scope of his employment.
1374:
9.6 The Executive undertakes to assist to the best of his ability with any
1375: 1376:
application which the Company may see fit to make for any form of
1377:
1378:

1379: 1380:
1381:
14
1382:
intellectual property protection, whether in the form of a foreign or
1383:
South African patent or design right or otherwise, in respect of any
1384:
concept, idea, process, method or technique which may be discovered
1385:
by the Executive in the course of performing services in terms of his
1386:
employment.
1387:
9.7 For the purposes of this agreement, the term "intellectual property
1388: 1389:
rights" shall include, but shall not be limited to, copyright and patent
1390:
and design rights.
1391:
10
1392:
TERMINATION AND SUSPENSION
1393:
10.1 Written notice given by either party, for any reason, to terminate the
1394: 1395:
Executive’s employment under this agreement will also be deemed to
1396:
be notice given to terminate the Executive’s employment under any
1397:
other contract of service or contract of employment concluded with
1398:
any company at the Company’s request.
1399:
10.2 The Company may terminate the employment immediately by written
1400: 1401:
notice if the Executive does not perform the duties of the employment
1402:
for a period of twenty-six (26) weeks (whether or not consecutive) in
1403:
any period of twelve (12) months because of sickness, injury or other
1404:
incapacity. This notice can be given whilst the Executive continues
1405:
not to perform his duties or on expiry of the twenty-six (26) week
1406:
period.
1407:
10.3 The Company may terminate the employment immediately by written
1408: 1409:
notice if the Executive commits any serious or persistent breach of his
1410:
obligations under this agreement; or is guilty of any gross misconduct
1411:
1412:

1413: 1414:
15
1415: 1416:
or conducts himself (whether in connection with the employment or
1417:
not) in a way which is harmful to the Company or any other company
1418:
in which it has an interest, including any joint venture; or is guilty of
1419:
dishonesty or is convicted of an offence (other than a motoring offence
1420:
which does not result in imprisonment) whether in connection with the
1421:
employment or not; or becomes of unsound mind, is bankrupted or
1422:
has a receiving order made against him or makes any general
1423:
composition with his creditors or takes advantage of any statute
1424:
affording relief for insolvent debtors; or becomes disqualified from
1425:
being a director of a company.
1426:
10.4
1427:
The Company may suspend the Executive from the employment on
1428:
full salary at any time, for a reasonable period, to investigate any
1429:
matter in which the Executive is implicated or involved, whether
1430:
directly or indirectly.
1431:
10.5
1432:
During all or any part of a period of notice whether given by the
1433:
Company or the Executive or during any period of suspension, the
1434:
Company may, in its absolute discretion, require the Executive either
1435:
not to attend his place of work, and/or not undertake any work. During
1436:
such period, the following conditions shall apply:
1437:
(a)
1438:
the Executive shall continue to be entitled to receive his
1439:
contractual remuneration and other benefits;
1440:
(b)
1441:
the Executive's duties of fidelity, mutual trust and
1442:
confidence, confidentiality and obligations under this
1443:
agreement shall continue to apply;
1444:
1445:

1446: 1447:
1448:
16
1449:
(c) the Executive shall not undertake any other work or
1450: 1451:
other business activities, except with the prior consent
1452:
of the Company;
1453:
(d) the Executive shall remain available or be contactable
1454: 1455:
during normal business hours to provide such
1456:
assistance to the Company as it shall reasonably
1457:
require from time to time.
1458:
10.6 When the employment terminates, the Company may deduct from any
1459: 1460:
monies due to the Executive (including remuneration) any amount that
1461:
he owes to the Company.
1462:
11
1463:
CHANGE OF CONTROL
1464:
11.1 Subject to clause 11.4 below, if there is a Change of Control and the
1465: 1466:
Executive's employment is terminated by the Company within twelve
1467:
(12) months of that Change of Control (other than pursuant to clause
1468:
10.3) or the Executive resigns in circumstances contemplated by
1469:
section 186(1)(e) or (f) of the Labour Relations Act, 66 of 1995, the
1470:
Company shall within one (1) month of the termination or resignation,
1471:
pay the Executive a sum equal to –
1472:
1473:
(i) payment of salary and benefits in lieu of his notice period;
1474:
(ii) 12 months' gross salary (less such tax and national insurance
1475: 1476:
contributions as the Company is obliged to deduct from such
1477:
sum); and
1478:
1479:

1480: 1481:
17
1482: 1483:
(iii)
1484:
the value of any pension contributions that would have been
1485:
made to the Executive by the Company in the six (6) months
1486:
following the Termination Date.
1487:
1488:
11.2
1489:
Upon a Change of Control the Executive's entitlements under the
1490:
Executive Share Option Scheme, Deferred Bonus Plan or any similar
1491:
plan or scheme shall be as detailed in the Rules of the relevant plan or
1492:
scheme.
1493:
1494:
11.3
1495:
The expressions "the Executive's employment is terminated by the
1496:
Company" and "the Executive resigns in circumstances contemplated
1497:
by section 186(1)(e) or (f) of the Labour Relations Act, 66 of 1995" do
1498:
not include termination by operation of law (including frustration) or by
1499:
mutual consent.
1500:
1501:
11.4
1502:
The Executive's entitlement to any benefit or payment under this
1503:
clause 11 is conditional upon the Executive entering into such
1504:
agreement or agreements under seal as the Company may
1505:
reasonably require (including a compromise agreement) whereby the
1506:
Executive -
1507:
1508:
11.4.1
1509:
accepts such benefit and/or payment in full and final settlement
1510:
of all claims the Executive would have against the Company
1511:
arising out of the termination of this Agreement including unfair
1512:
dismissal, statutory redundancy payment and non-payment of
1513:
bonus and validly waives all such claims against the Company;
1514:
and
1515:
1516:
1517:

1518: 1519:
1520:
18
1521:
11.4.2 undertakes to remain bound by the provisions contained in
1522: 1523:
clauses 11 and 13 notwithstanding the termination of this
1524:
agreement; and
1525:
1526:
11.4.3 resigns with immediate effect and without claim for
1527: 1528:
compensation from all employments, secretaryships,
1529:
trusteeships, directorships or other offices held by him at the
1530:
instance of the Company.
1531:
1532:
12        1533: RESTRICTIONS AFTER TERMINATION OF EMPLOYMENT
1534:
1535:
12.1 The Executive agrees with the Company that during the period of six
1536: 1537:
(6) months commencing on the Termination Date he will not (either on
1538:
his own behalf or for or with any other person, whether directly or
1539:
indirectly) entice or try to entice away from the Company any person
1540:
who was a senior employee, director or officer of such a company at
1541:
any time during his last twelve (12) months of service with the
1542:
Company and with whom he had worked closely at any time during
1543:
that period.
1544:
12.2 Following the Termination Date, the Executive will not represent
1545: 1546:
himself as being in any way connected with the businesses of the
1547:
Company (except to the extent agreed).
1548:
12.3 Any benefit given or deemed to be given by the Executive to any
1549: 1550:
company under the terms of clause 12.1 is received and held in trust
1551:
by the Company. The Executive will enter into similar restrictive
1552:
covenants directly if asked to do so by the Company.
1553:
1554:

1555: 1556:
1557:
19
1558:
12.4 The Executive acknowledges and agrees that he shall be obliged to
1559: 1560:
draw the provisions of this agreement to the attention of any third
1561:
party who may at any time before or after the termination of the
1562:
employment offer to engage the Executive in any capacity and for
1563:
whom or with whom the Executive intends to work during the relevant
1564:
period.
1565:
13
1566:
RETURN OF COMPANY PROPERTY
1567:
13.1 At any time during the employment (at the request of the Company) or
1568: 1569:
when the employment terminates, the Executive will immediately
1570:
return to the Company:
1571:
13.1.1 all documents and other materials (whether originals or copies)
1572: 1573:
made or compiled by or delivered to the Executive during the
1574:
employment and concerning the Company and all other
1575:
companies, including joint ventures. The Executive will not
1576:
retain any copies of any materials or other information; and
1577:
13.1.2 all other property belonging or relating to the Company or any
1578: 1579:
other company, including joint ventures, which is in the
1580:
possession or under the control of the Executive.
1581:
14
1582:
DIRECTORSHIPS
1583:
14.1 The Executive’s office as a director of the Company or any other
1584: 1585:
company, including joint ventures, is subject to the Articles of
1586:
Association of the relevant company (as amended from time to time).
1587:
If the provisions of this agreement conflict with the provisions of the
1588:
1589:

1590: 1591:
1592:
20
1593:
Articles of Association of the relevant company, the Articles of
1594:
Association will prevail.
1595:
14.2 The Executive must resign from any office held in any company,
1596: 1597:
including a joint venture, if he is asked to do so by the Company.
1598:
14.3 If the Executive does not resign as an officer, having been requested
1599: 1600:
to do so in accordance with clause 14.2, the Company will be
1601:
appointed as his attorney to effect his resignation. By entering into
1602:
this agreement the Executive irrevocably appoints the Company as his
1603:
attorney to act on his behalf to execute any document or do anything
1604:
in his name necessary to effect his resignation in accordance with
1605:
clause 14.2. If there is any doubt as to whether such a document (or
1606:
other thing) has been carried out within the authority conferred by this
1607:
clause 14.3, a certificate in writing (signed by any director or the
1608:
secretary of the Company) will be sufficient to prove that the act or
1609:
thing falls within that authority.
1610:
14.4 The termination of any directorship or other office held by the
1611: 1612:
Executive will not terminate the Executive's employment or amount to
1613:
a breach of terms of this agreement by the Company.
1614:
14.5 During the employment the Executive will not do anything which could
1615: 1616:
cause him to be disqualified from continuing to act as a director of any
1617:
company.
1618:
14.6
1619:
The Executive must not resign his office as a director of any company
1620:
without the agreement of the Board, whose agreement shall not be
1621:
unreasonably withheld.
1622:
1623:

1624: 1625:
1626:
21
1627:
15
1628:
OFFERS ON LIQUIDATION
1629:
15.1 The Executive will have no claim against the Company if the
1630: 1631:
employment is terminated by reason of liquidation in order to
1632:
reconstruct or amalgamate the Company or by reason of any
1633:
reorganisation of the Company; and
1634:
15.1.1 the Executive is offered employment with the company
1635: 1636:
succeeding to the Company upon such liquidation or
1637:
reorganisation; and
1638:
15.1.2 the new terms of employment offered to the Executive are no
1639: 1640:
less favourable to him than the terms of this agreement.
1641:
16
1642:
NOTICES
1643:
16.1 Any notices given under this agreement must be given by letter or fax.
1644: 1645:
Notice to the Company must be addressed to its registered office at
1646:
the time the notice is given. Notice to the Executive must be given to
1647:
him personally or sent to his last known address.
1648:
16.2 Except for notices given by hand, notices will be deemed to have been
1649: 1650:
given at the time at which the letter or fax would be delivered in the
1651:
ordinary course of post or transmission.
1652:
17
1653:
STATUTORY PARTICULARS
1654:
This agreement and the attached schedule contain the written particulars of
1655:
employment which the Executive is entitled to receive under the provisions of
1656:
section 29 of the Basic Conditions of Employment Act, 75 of 1997.
1657:
1658:

1659: 1660:
1661:
22
1662:
18
1663:
MISCELLANEOUS
1664:
18.1 This agreement may only be modified by the written agreement of the
1665: 1666:
parties.
1667:
18.2 The Executive cannot assign this agreement to anyone else.
1668: 1669:
18.3 References in this agreement to rules, regulations, policies,
1670: 1671:
handbooks or other similar documents which supplement it, are
1672:
referred to in it or describe any pensions or other benefits
1673:
arrangement, are references to the versions or forms of the relevant
1674:
documents as amended or updated from time to time.
1675:
18.4 This agreement supersedes any previous written or oral agreement
1676: 1677:
between the parties in relation to the matters dealt within it. It contains
1678:
the whole agreement between the parties relating to the employment
1679:
at the date the agreement was entered into (except for those terms
1680:
implied by law which cannot be excluded by the agreement of the
1681:
parties). The Executive acknowledges that he has not been induced
1682:
to enter into this agreement by any representation, warranty or
1683:
undertaking not expressly incorporated into it.
1684:
18.5 Neither party's rights or powers under this agreement will be affected
1685: 1686:
if:
1687:
18.5.1 one party delays in enforcing any provisions of this agreement;
1688: 1689:
or
1690:
18.5.2 one party grants time to the other party.
1691: 1692:
1693:

1694: 1695:
23
1696: 1697:
18.6
1698:
If either party agrees to waive his rights under a provision of this
1699:
agreement, that waiver will only be effective if it is in writing and it is
1700:
signed by him. A party's agreement to waive any breach of any term
1701:
or condition of this agreement will not be regarded as a waiver of any
1702:
subsequent breach of the same term or condition or a different term or
1703:
condition.
1704:
18.7
1705:
The various provisions and sub-provisions of this agreement are
1706:
severable and if any provision or sub-provision is held to be
1707:
unenforceable by any court or competent jurisdiction then such
1708:
unenforceability shall not affect the enforceability of the remaining
1709:
provisions or sub-provisions in this agreement.
1710:
18.8
1711:
This agreement is governed by and will be interpreted in accordance
1712:
with the laws of South Africa. Each of the parties submit to the
1713:
exclusive jurisdiction of the South African Courts as regards any claim
1714:
or matter arising under this agreement.
1715:
1716:

1717: 1718:
1719:
24
1720:
1721:
SIGNED at London on this the 5th day of April 2004
1722:
in the presence of the undersigned witnesses :
1723:
AS WITNESSES:
1724:
/s/ 1725: R
1726:
P Edey
1727:
For
1728:
and 1729: on behalf of the COMPANY
1730:
1. /s/ N F Unwin
1731: 1732:
2. /s/ A CLARKE
1733: 1734:
SIGNED at Johannesburg on this the 24th day of May 2004
1735:
in the presence of the undersigned witnesses :
1736:
AS WITNESSES:
1737:
/s/ 1738: J G BEST
1739:
[EXECUTIVE]
1740:
1. /s/ N W UNWIN
1741: 1742: 1743: 1744:
2. /s/ I HEYNS
1745: 1746:
1747: 1748: 1749: 1750:
1751: 1752:
1753:
1754:
1755:
CONTRACT OF EMPLOYMENT
1756:
1757:
1758:
entered into between :
1759:
1760:
1761:
ANGLOGOLD LIMITED
1762:
1763:
1764:
and
1765:
1766:
1767:
DAVID LANCASTER HODGSON
1768:
1769:
1770:
1771:
1772:
1773:
Exhibit 19.4.4
1774: 1775:
1776:

1777: 1778:
1779:
2
1780:
This agreement is made on 12 MAY 2004 between
1781:
(1) AngloGold Limited, a company registered in South Africa according to the
1782: 1783:
company laws of South Africa, and whose registered office is at 11
1784:
DIAGONAL STREET, JOHANNESBURG 2001 (“hereinafter referred to as
1785:
“the Company”); and
1786:
(2) DAVID LANCASTER HODGSON of 11 VINCENT AVENUE, DUXBERRY
1787: 1788:
2149 (hereinafter referred to as “the Executive”)
1789:
This agreement records the terms on which the Executive is employed by the
1790:
Company.
1791:
1
1792:
INTERPRETATION
1793:
1.1 In this agreement (and any schedules to it):
1794: 1795:
1.1.1                            1796: “Board” means the board of directors of the Company from
1797:
time to time or any person or committee nominated by the
1798:
board of directors as its representative for the purposes of this
1799:
agreement;
1800:
1.1.2                           1801: "Change of Control" shall have occurred if:
1802:
1.1.2.1 the Company becomes a subsidiary of another
1803: 1804:
company; or
1805:
1.1.2.2 all or substantially all of the business, assets and
1806: 1807:
undertakings of the Company become owned by any
1808:
person, firm or company.
1809:
1810:

1811: 1812:
1813:
3
1814:
1.1.3                           1815: “Employment” means the employment governed by this
1816:
agreement;
1817:
1.1.4
1818:
“Termination Date” means the date on which the Employment
1819:
is terminated.
1820:
1.2 References to any statutory provisions include any modifications or re-
1821: 1822:
enactment of those provisions.
1823:
2
1824:
TERMS OF EMPLOYMENT
1825:
2.1 Notwithstanding the date of signature hereof, employment under this
1826: 1827:
agreement commenced on 1 JANUARY 2004.
1828:
2.2 Subject to clause 10 (Termination and Suspension) the employment
1829: 1830:
will continue until terminated by either party giving not less than 6
1831:
calendar months’ notice, in writing, to the other.
1832:
2.3 Notwithstanding the other provisions of this agreement, the
1833: 1834:
employment will automatically terminate on the last day of the
1835:
calendar year in which the Executive reaches the age of sixty (60).
1836:
3
1837:
DUTIES OF THE EXECUTIVE
1838:
3.1 The Executive will serve as Chief Operating Officer and in any other
1839: 1840:
executive capacity as the Board and the Executive may agree from
1841:
time to time.
1842:
3.2 The Executive will work such hours as are reasonably necessary to
1843: 1844:
perform his duties under this contract to the satisfaction of the Board.
1845:
1846:

1847: 1848:
4
1849: 1850:
3.3
1851:
The Executive will –
1852:
3.3.1
1853:
devote sufficient time, attention and skill to the employment to
1854:
perform his duties;
1855:
3.3.2
1856:
properly perform his duties and exercise his powers;
1857:
3.3.3
1858:
accept any offices or directorships as reasonably required by
1859:
the Board after consultation with the Executive;
1860:
3.3.4
1861:
comply with all rules and regulations issued by the Company;
1862:
3.3.5
1863:
obey the directions of the Board; and
1864:
3.3.6
1865:
use his best endeavors to promote the interests and reputation
1866:
of the Company.
1867:
3.4
1868:
The Executive accepts that –
1869:
3.4.1
1870:
he will be required to perform duties for AngloGold Limited.
1871:
The Company will remain responsible for the payments and
1872:
benefits he is entitled to receive under this agreement;
1873:
3.4.2
1874:
the Company may appoint any other person to act jointly with
1875:
him.
1876:
3.5
1877:
The Executive will keep the Board fully informed of his conduct of the
1878:
business, finances or affairs of the Company or business for which he
1879:
is responsible, in a prompt and timely manner. He will provide
1880:
information to the Board in writing if requested.
1881:
1882:

1883: 1884:
1885:
5
1886:
3.6 During the employment, the Executive will be required annually at the
1887: 1888:
Company’s expense to undergo medical examinations.
1889:
3.6.1 The timing of such examinations will be determined by
1890: 1891:
notification from the Company's senior medical executive, as
1892:
there are specific requirements to be met by both the
1893:
Executive and the specialists who undertake the medical
1894:
examination.
1895:
3.6.2 The Executive will receive due notice of when his medical
1896: 1897:
should be undertaken and is asked to read the instructions
1898:
carefully at that time, as the Company will not bear the costs of
1899:
any examination not covered by the instruction that will be set
1900:
out in the notification.
1901:
3.6.3 The results of the examination will only be disclosed to the
1902: 1903:
Company's senior medical executive, with the Executive's
1904:
express permission, and the Executive will make his wishes in
1905:
this regard very clear to the physician.
1906:
4
1907:
INTERESTS OF THE EXECUTIVE
1908:
4.1 The Executive will disclose promptly in writing to the Board, in
1909: 1910:
accordance with Company policy, all his material interests (for
1911:
example, shareholdings of 1% or more of the issued share capital of
1912:
any company listed on a stock exchange or directorships) and those
1913:
of a commercial or business nature where any conflict could arise in
1914:
relation to the Company, except his interests in any Company which
1915:
he takes on or holds at the request of the Board. The Executive will
1916:
1917:

1918: 1919:
6
1920: 1921:
not accept any directorships or offices without the prior written consent
1922:
of the Board.
1923:
4.2
1924:
During the employment, the Executive will not be directly or indirectly
1925:
engaged or concerned in the conduct of any activity which is similar to
1926:
or competes with any activity carried on by any Company (except as a
1927:
representative of the Company or with the written consent of the
1928:
Board).
1929:
4.3
1930:
The Executive will (and will procure that his wife and dependent
1931:
children) comply with any applicable legislation and regulations issued
1932:
by the Johannesburg Securities Exchange relating to securities
1933:
transactions by directors of listed companies, and any rules or policies
1934:
issued by the Company from time to time in relation to the holding or
1935:
trading of securities.
1936:
4.4
1937:
The Executive acknowledges that because of the services to be
1938:
provided under this Agreement, he is likely to come into possession of
1939:
unpublished price-sensitive information in relation to a listed company.
1940:
The Executive agrees, for the duration of this Agreement, not to deal
1941:
in the shares of the Company (including dealings in warrants and
1942:
exercising options over shares) during closed periods. These periods
1943:
are published by the Company Secretary's office in writing and
1944:
coincide with the imminent publication of the quarterly and year end
1945:
financial results of the Company, representing a thirty day period
1946:
immediately preceding the date of publication of the financial results.
1947:
1948:
1949:

1950: 1951:
1952:
7
1953:
4.5 The Executive also agrees to comply with the provisions of the Insider
1954: 1955:
Trading Act, 135 of 1998, and to refrain from dealing in shares of the
1956:
Company at any time that he might be in possession (whether directly
1957:
or indirectly) of any information pertinent to the affairs of the Company
1958:
or any company within AngloGold Limited, that is likely to have a
1959:
material effect on the price or value of AngloGold’s shares.
1960:
5                     1961: MOBILITY
1962:
The Company has operations in various parts of South Africa and
1963:
abroad. The Executive may be required and the Company reserves
1964:
the right, after consultation with the Executive, to relocate the
1965:
Executive from his current place of employment to these operations.
1966:
During the employment the Executive will be required to relocate if
1967:
requested to do so, unless he has reasonable grounds for refusing the
1968:
request.
1969:
6
1970:
BASIC EMPLOYMENT COST ("BEC")
1971:
6.1 The Executive's BEC is TWO MILLION, FIVE HUNDRED AND
1972: 1973:
FORTY FOUR THOUSAND RAND (R2 544 000) per annum. The
1974:
Executive's BEC is inclusive of director's fees and any remuneration
1975:
or benefits received from any AngloGold Company. The Executive's
1976:
salary will be paid monthly in arrears by bank transfer during the last
1977:
working week of each month. A review will usually take place at the
1978:
year end and any revised BEC will take effect from 1 January of the
1979:
next year.
1980:
1981:
1982:

1983: 1984:
1985:
8
1986:
6.2
1987:
Pension
1988:
The Executive will continue to be a member of the AngloGold Pension
1989:
Fund, subject to the Fund's rules from time to time.
1990:
6.3
1991:
Medical Aid
1992:
6.3.1 The Executive will remain a member of the AngloGold Medical
1993: 1994:
Scheme, and receive benefits subject to the rules of the
1995:
scheme and the contribution levels applicable from time to
1996:
time.
1997:
6.3.2 The onus is on the Executive to notify the Company of any
1998: 1999:
change in status relevant to the Executive's medical aid
2000:
membership.
2001:
6.4
2002:
Leave
2003:
6.4.1 The Executive will be entitled to vacation leave and his
2004: 2005:
entitlement will be thirty (30) working days per annum.
2006:
6.4.2 Vacation and sick leave are governed by the Company's leave
2007: 2008:
regulations, as amended from time to time.
2009:
6.4.3 Without prejudice to the Company's right to terminate the
2010: 2011:
employment at any time in accordance with clause 2 or
2012:
clause 10, salary payable and benefits provided to the
2013: 2014:
Executive under this agreement may cease if the Board so
2015:
decides after twenty-six (26) consecutive weeks of absence
2016:
2017:

2018: 2019:
2020:
9
2021:
from work by the Executive in any period of twelve (12) months
2022:
due to illness or injury.
2023:
6.4.4 If the Executive is absent from work due to sickness or injury
2024: 2025:
which is caused by the fault of another person and, as a
2026:
consequence, recovers from that person or another person
2027:
any sum representing compensation for loss of salary under
2028:
this agreement, the Executive will repay to the Company any
2029:
money it has paid to him as salary in respect of the same
2030:
period of absence, but such repayment shall not exceed the
2031:
amount he has recovered. The provision of any other benefits
2032:
will be in accordance with Company policy as amended from
2033:
time to time.
2034:
6.5
2035:
Deductions
2036:
The Company will deduct from any payment due to the Executive
2037:
those statutory deductions required by law, such as PAYE. In
2038:
addition, employee specific deductions will be made for Pension Fund
2039:
and other conditions of service such as Medical Aid and the like, as
2040:
these apply.
2041:
6.6
2042:
Death and Accident Insurance
2043:
The Executive will have the benefit of the Company's insurance
2044:
policies providing employees (but not their dependants) with twenty-
2045:
four (24) hour cover against permanent disability and death arising
2046:
from accidents, whether or not these are sustained in the course of
2047:
2048:

2049: 2050:
2051:
10
2052:
employment. Benefits payable upon death by natural causes will be
2053:
governed by the rules of AngloGold Pension Fund.
2054:
6.7
2055:
Security Card
2056:
The Executive has been issued with a security card that, in the
2057:
interests of effective security control, should be produced on request
2058:
and may not be loaned to any other individual. Upon termination of
2059:
the employment, the security card must be returned to the Payroll
2060:
Section.
2061:
6.8
2062:
Rules and Regulations
2063:
6.8.1 The Executive will be subject to the Company’s rules and
2064: 2065:
procedures now in existence, and those that may be
2066:
introduced in the future and to all common law and any
2067:
statutory provisions that may be applicable.
2068:
6.8.2 The Company's rules, policies and procedures on employment
2069: 2070:
related matters, will change from time to time to address new
2071:
circumstances. The Executive will be expected to comply with
2072:
all rules, policies and procedures and to all common law and
2073:
any statutory provisions that are in force.
2074:
7
2075:
EXPENSES
2076:
The Company will procure the refund to the Executive of all reasonable
2077:
expenses properly incurred by him in performing his duties under this
2078:
agreement. This will include expenses relating to entertainment, subsistence
2079:
and travelling. The Company will require the Executive to produce official
2080:
2081:

2082: 2083:
2084:
11
2085:
receipts or other available documents as proof that he has incurred any
2086:
expenses he claims.
2087:
8
2088:
CONFIDENTIALITY
2089:
8.1 Without prejudice to the common law duties which he owes to the
2090: 2091:
Company, the Executive agrees that he will not, except in the proper
2092:
performance of his duties, use or disclose to any person any of the
2093:
Company’s trade secrets or confidential information. This restriction
2094:
will continue to apply after the termination of the employment without
2095:
limit in time.
2096:
8.2 In the course of the employment, the Executive may obtain trade
2097: 2098:
secrets and confidential information belonging or relating to other
2099:
companies and other persons, including joint ventures in which the
2100:
Company has an interest. He will treat such information as if it falls
2101:
within the terms of clause 8.1, and clause 8.1 will apply with any
2102:
necessary amendments to such information. If requested to do so by
2103:
the Company, the Executive will enter into an agreement with other
2104:
companies and any other persons, including joint ventures, in the
2105:
same terms as clause 8.1 with any amendments necessary to give
2106:
effect to this provision.
2107:
8.3 The Executive shall not at any time during the continuance of his
2108: 2109:
employment with the Company make any copy, record, notes or
2110:
memoranda (whether or not recorded in writing or on computer disk or
2111:
tape) relating to any matter within the scope of the Company's
2112:
business, dealings or affairs otherwise than for the benefit of the
2113:
Company.
2114:
2115:

2116: 2117:
12
2118: 2119:
8.4
2120:
The obligations contained in clause 8.1 shall cease to apply to any
2121:
information or knowledge which:
2122:
8.4.1
2123:
may subsequently come into the public domain after the
2124:
termination of the employment other than by way of
2125:
unauthorised disclosure; or
2126:
8.4.2
2127:
the Executive is entitled to disclose under the Protected
2128:
Disclosures Act, 26 of 2000, provided the Executive has first
2129:
fully complied with the Company's applicable procedures
2130:
relating to such external disclosures.
2131:
8.5
2132:
The Executive shall not make or communicate any statement (whether
2133:
written or oral) to any representative of the press, television, radio, or
2134:
other media and shall not write any article for the press or otherwise
2135:
for publication on any matter connected with or relating to the
2136:
business of the Company other than in the proper performance of his
2137:
duties.
2138:
8.6
2139:
The Company may at any time during the employment require the
2140:
Executive to deliver to it immediately all documents (including all
2141:
records, notes, original documents, extracts and summaries thereof),
2142:
disks and other information storing medium relating to the business or
2143:
affairs of the Company which he obtained or made whilst an employee
2144:
of the Company. This obligation shall include all copies and
2145:
reproductions of the same, however made.
2146:
2147:
2148:

2149: 2150:
2151:
13
2152:
9
2153:
COMPUTER SAFETY, COPYRIGHT, INVENTIONS AND PATENTS
2154:
9.1 The Executive will not make copies of any computer files belonging to
2155: 2156:
the Company or their service providers and will not introduce any of
2157:
his own computer files into any computer used by the Company in
2158:
breach of any Company policy, unless he has obtained the consent of
2159:
the Board.
2160:
9.2 The Executive acknowledges that the Company will become the
2161: 2162:
owner of the intellectual property rights in any work which is eligible for
2163:
intellectual property rights and which is created by him in the course
2164:
and scope of providing services in terms of his employment.
2165:
9.3 Insofar as it may be necessary, the Executive will cede and assign to
2166: 2167:
the Company concerned all intellectual property rights in any work
2168:
created or executed by him in the course and scope of his
2169:
employment.
2170:
9.4 The Executive undertakes not to exercise any residuary rights in
2171: 2172:
respect of any work created or executed by him in the course and
2173:
scope of his employment.
2174:
9.5 All work created or executed by the Executive in any fields in which he
2175: 2176:
performs services will, unless he establishes to the contrary, be
2177:
deemed to have been created or executed by him in the course and
2178:
scope of his employment.
2179:
9.6 The Executive undertakes to assist to the best of his ability with any
2180: 2181:
application which the Company may see fit to make for any form of
2182:
2183:

2184: 2185:
2186:
14
2187:
intellectual property protection, whether in the form of a foreign or
2188:
South African patent or design right or otherwise, in respect of any
2189:
concept, idea, process, method or technique which may be discovered
2190:
by the Executive in the course of performing services in terms of his
2191:
employment.
2192:
9.7 For the purposes of this agreement, the term "intellectual property
2193: 2194:
rights" shall include, but shall not be limited to, copyright and patent
2195:
and design rights.
2196:
10
2197:
TERMINATION AND SUSPENSION
2198:
10.1 Written notice given by either party, for any reason, to terminate the
2199: 2200:
Executive’s employment under this agreement will also be deemed to
2201:
be notice given to terminate the Executive’s employment under any
2202:
other contract of service or contract of employment concluded with
2203:
any company at the Company’s request.
2204:
10.2 The Company may terminate the employment immediately by written
2205: 2206:
notice if the Executive does not perform the duties of the employment
2207:
for a period of twenty-six (26) weeks (whether or not consecutive) in
2208:
any period of twelve (12) months because of sickness, injury or other
2209:
incapacity. This notice can be given whilst the Executive continues
2210:
not to perform his duties or on expiry of the twenty-six (26) week
2211:
period.
2212:
10.3 The Company may terminate the employment immediately by written
2213: 2214:
notice if the Executive commits any serious or persistent breach of his
2215:
obligations under this agreement; or is guilty of any gross misconduct
2216:
2217:

2218: 2219:
15
2220: 2221:
or conducts himself (whether in connection with the employment or
2222:
not) in a way which is harmful to the Company or any other company
2223:
in which it has an interest, including any joint venture; or is guilty of
2224:
dishonesty or is convicted of an offence (other than a motoring offence
2225:
which does not result in imprisonment) whether in connection with the
2226:
employment or not; or becomes of unsound mind, is bankrupted or
2227:
has a receiving order made against him or makes any general
2228:
composition with his creditors or takes advantage of any statute
2229:
affording relief for insolvent debtors; or becomes disqualified from
2230:
being a director of a company.
2231:
10.4
2232:
The Company may suspend the Executive from the employment on
2233:
full salary at any time, for a reasonable period, to investigate any
2234:
matter in which the Executive is implicated or involved, whether
2235:
directly or indirectly.
2236:
10.5
2237:
During all or any part of a period of notice whether given by the
2238:
Company or the Executive or during any period of suspension, the
2239:
Company may, in its absolute discretion, require the Executive either
2240:
not to attend his place of work, and/or not undertake any work. During
2241:
such period, the following conditions shall apply:
2242:
(a)
2243:
the Executive shall continue to be entitled to receive his
2244:
contractual remuneration and other benefits;
2245:
(b)
2246:
the Executive's duties of fidelity, mutual trust and
2247:
confidence, confidentiality and obligations under this
2248:
agreement shall continue to apply;
2249:
2250:

2251: 2252:
2253:
16
2254:
(c) the Executive shall not undertake any other work or
2255: 2256:
other business activities, except with the prior consent
2257:
of the Company;
2258:
(d) the Executive shall remain available or be contactable
2259: 2260:
during normal business hours to provide such
2261:
assistance to the Company as it shall reasonably
2262:
require from time to time.
2263:
10.6 When the employment terminates, the Company may deduct from any
2264: 2265:
monies due to the Executive (including remuneration) any amount that
2266:
he owes to the Company.
2267:
11
2268:
CHANGE OF CONTROL
2269:
11.1 Subject to clause 11.4 below, if there is a Change of Control and the
2270: 2271:
Executive's employment is terminated by the Company within twelve
2272:
(12) months of that Change of Control (other than pursuant to clause
2273:
10.3) or the Executive resigns in circumstances contemplated by
2274:
section 186(1)(e) or (f) of the Labour Relations Act, 66 of 1995, the
2275:
Company shall within one (1) month of the termination or resignation,
2276:
pay the Executive a sum equal to –
2277:
2278:
(i) payment of salary and benefits in lieu of his notice period;
2279:
(ii) 12 months' gross salary (less such tax and national insurance
2280: 2281:
contributions as the Company is obliged to deduct from such
2282:
sum); and
2283:
2284:

2285: 2286:
17
2287: 2288:
(iii)
2289:
the value of any pension contributions that would have been
2290:
made to the Executive by the Company in the six (6) months
2291:
following the Termination Date.
2292:
2293:
11.2
2294:
Upon a Change of Control the Executive's entitlements under the
2295:
Executive Share Option Scheme, Deferred Bonus Plan or any similar
2296:
plan or scheme shall be as detailed in the Rules of the relevant plan or
2297:
scheme.
2298:
2299:
11.3
2300:
The expressions "the Executive's employment is terminated by the
2301:
Company" and "the Executive resigns in circumstances contemplated
2302:
by section 186(1)(e) or (f) of the Labour Relations Act, 66 of 1995" do
2303:
not include termination by operation of law (including frustration) or by
2304:
mutual consent.
2305:
2306:
11.4
2307:
The Executive's entitlement to any benefit or payment under this
2308:
clause 11 is conditional upon the Executive entering into such
2309:
agreement or agreements under seal as the Company may
2310:
reasonably require (including a compromise agreement) whereby the
2311:
Executive -
2312:
2313:
11.4.1
2314:
accepts such benefit and/or payment in full and final settlement
2315:
of all claims the Executive would have against the Company
2316:
arising out of the termination of this Agreement including unfair
2317:
dismissal, statutory redundancy payment and non-payment of
2318:
bonus and validly waives all such claims against the Company;
2319:
and
2320:
2321:
2322:

2323: 2324:
2325:
18
2326:
11.4.2 undertakes to remain bound by the provisions contained in
2327: 2328:
clauses 11 and 13 notwithstanding the termination of this
2329:
agreement; and
2330:
2331:
11.4.3 resigns with immediate effect and without claim for
2332: 2333:
compensation from all employments, secretaryships,
2334:
trusteeships, directorships or other offices held by him at the
2335:
instance of the Company.
2336:
2337:
12         2338: RESTRICTIONS AFTER TERMINATION OF EMPLOYMENT
2339:
2340:
12.1 The Executive agrees with the Company that during the period of six
2341: 2342:
(6) months commencing on the Termination Date he will not (either on
2343:
his own behalf or for or with any other person, whether directly or
2344:
indirectly) entice or try to entice away from the Company any person
2345:
who was a senior employee, director or officer of such a company at
2346:
any time during his last twelve (12) months of service with the
2347:
Company and with whom he had worked closely at any time during
2348:
that period.
2349:
12.2 Following the Termination Date, the Executive will not represent
2350: 2351:
himself as being in any way connected with the businesses of the
2352:
Company (except to the extent agreed).
2353:
12.3 Any benefit given or deemed to be given by the Executive to any
2354: 2355:
company under the terms of clause 12.1 is received and held in trust
2356:
by the Company. The Executive will enter into similar restrictive
2357:
covenants directly if asked to do so by the Company.
2358:
2359:

2360: 2361:
2362:
19
2363:
12.4 The Executive acknowledges and agrees that he shall be obliged to
2364: 2365:
draw the provisions of this agreement to the attention of any third
2366:
party who may at any time before or after the termination of the
2367:
employment offer to engage the Executive in any capacity and for
2368:
whom or with whom the Executive intends to work during the relevant
2369:
period.
2370:
13
2371:
RETURN OF COMPANY PROPERTY
2372:
13.1 At any time during the employment (at the request of the Company) or
2373: 2374:
when the employment terminates, the Executive will immediately
2375:
return to the Company:
2376:
13.1.1 all documents and other materials (whether originals or copies)
2377: 2378:
made or compiled by or delivered to the Executive during the
2379:
employment and concerning the Company and all other
2380:
companies, including joint ventures. The Executive will not
2381:
retain any copies of any materials or other information; and
2382:
13.1.2 all other property belonging or relating to the Company or any
2383: 2384:
other company, including joint ventures, which is in the
2385:
possession or under the control of the Executive.
2386:
14
2387:
DIRECTORSHIPS
2388:
14.1 The Executive’s office as a director of the Company or any other
2389: 2390:
company, including joint ventures, is subject to the Articles of
2391:
Association of the relevant company (as amended from time to time).
2392:
If the provisions of this agreement conflict with the provisions of the
2393:
2394:

2395: 2396:
2397:
20
2398:
Articles of Association of the relevant company, the Articles of
2399:
Association will prevail.
2400:
14.2 The Executive must resign from any office held in any company,
2401: 2402:
including a joint venture, if he is asked to do so by the Company.
2403:
14.3 If the Executive does not resign as an officer, having been requested
2404: 2405:
to do so in accordance with clause 14.2, the Company will be
2406:
appointed as his attorney to effect his resignation. By entering into
2407:
this agreement the Executive irrevocably appoints the Company as his
2408:
attorney to act on his behalf to execute any document or do anything
2409:
in his name necessary to effect his resignation in accordance with
2410:
clause 14.2. If there is any doubt as to whether such a document (or
2411:
other thing) has been carried out within the authority conferred by this
2412:
clause 14.3, a certificate in writing (signed by any director or the
2413:
secretary of the Company) will be sufficient to prove that the act or
2414:
thing falls within that authority.
2415:
14.4 The termination of any directorship or other office held by the
2416: 2417:
Executive will not terminate the Executive's employment or amount to
2418:
a breach of terms of this agreement by the Company.
2419:
14.5 During the employment the Executive will not do anything which could
2420: 2421:
cause him to be disqualified from continuing to act as a director of any
2422:
company.
2423:
14.6
2424:
The Executive must not resign his office as a director of any company
2425:
without the agreement of the Board, whose agreement shall not be
2426:
unreasonably withheld.
2427:
2428:

2429: 2430:
2431:
21
2432:
15
2433:
OFFERS ON LIQUIDATION
2434:
15.1 The Executive will have no claim against the Company if the
2435: 2436:
employment is terminated by reason of liquidation in order to
2437:
reconstruct or amalgamate the Company or by reason of any
2438:
reorganisation of the Company; and
2439:
15.1.1 the Executive is offered employment with the company
2440: 2441:
succeeding to the Company upon such liquidation or
2442:
reorganisation; and
2443:
15.1.2 the new terms of employment offered to the Executive are no
2444: 2445:
less favourable to him than the terms of this agreement.
2446:
16
2447:
NOTICES
2448:
16.1 Any notices given under this agreement must be given by letter or fax.
2449: 2450:
Notice to the Company must be addressed to its registered office at
2451:
the time the notice is given. Notice to the Executive must be given to
2452:
him personally or sent to his last known address.
2453:
16.2 Except for notices given by hand, notices will be deemed to have been
2454: 2455:
given at the time at which the letter or fax would be delivered in the
2456:
ordinary course of post or transmission.
2457:
17
2458:
STATUTORY PARTICULARS
2459:
This agreement and the attached schedule contain the written particulars of
2460:
employment which the Executive is entitled to receive under the provisions of
2461:
section 29 of the Basic Conditions of Employment Act, 75 of 1997.
2462:
2463:

2464: 2465:
2466:
22
2467:
18
2468:
MISCELLANEOUS
2469:
18.1 This agreement may only be modified by the written agreement of the
2470: 2471:
parties.
2472:
18.2 The Executive cannot assign this agreement to anyone else.
2473: 2474:
18.3 References in this agreement to rules, regulations, policies,
2475: 2476:
handbooks or other similar documents which supplement it, are
2477:
referred to in it or describe any pensions or other benefits
2478:
arrangement, are references to the versions or forms of the relevant
2479:
documents as amended or updated from time to time.
2480:
18.4 This agreement supersedes any previous written or oral agreement
2481: 2482:
between the parties in relation to the matters dealt within it. It contains
2483:
the whole agreement between the parties relating to the employment
2484:
at the date the agreement was entered into (except for those terms
2485:
implied by law which cannot be excluded by the agreement of the
2486:
parties). The Executive acknowledges that he has not been induced
2487:
to enter into this agreement by any representation, warranty or
2488:
undertaking not expressly incorporated into it.
2489:
18.5 Neither party's rights or powers under this agreement will be affected
2490: 2491:
if:
2492:
18.5.1 one party delays in enforcing any provisions of this agreement;
2493: 2494:
or
2495:
18.5.2 one party grants time to the other party.
2496: 2497:
2498:

2499: 2500:
23
2501: 2502:
18.6
2503:
If either party agrees to waive his rights under a provision of this
2504:
agreement, that waiver will only be effective if it is in writing and it is
2505:
signed by him. A party's agreement to waive any breach of any term
2506:
or condition of this agreement will not be regarded as a waiver of any
2507:
subsequent breach of the same term or condition or a different term or
2508:
condition.
2509:
18.7
2510:
The various provisions and sub-provisions of this agreement are
2511:
severable and if any provision or sub-provision is held to be
2512:
unenforceable by any court or competent jurisdiction then such
2513:
unenforceability shall not affect the enforceability of the remaining
2514:
provisions or sub-provisions in this agreement.
2515:
18.8
2516:
This agreement is governed by and will be interpreted in accordance
2517:
with the laws of South Africa. Each of the parties submit to the
2518:
exclusive jurisdiction of the South African Courts as regards any claim
2519:
or matter arising under this agreement.
2520:
2521:

2522: 2523:
2524:
24
2525:
2526:
SIGNED at LONDON on this the 5TH day of APRIL 2004
2527:
in the presence of the undersigned witnesses :
2528:
AS WITNESSES:
2529:
s/s 2530: R P EDEY
2531:
For 2532: and on behalf of the COMPANY
2533:
1. /s/ N W UNWIN
2534: 2535:
2. /s/ A CLARKE
2536: 2537:
SIGNED at JOHANNESBURG on this the 12TH day of MAY 2004
2538:
in the presence of the undersigned witnesses :
2539:
AS WITNESSES:
2540:
/s/ D L HODGSON
2541: 2542: 2543: 2544:
[EXECUTIVE]
2545:
1. /s/ T COTTERELL
2546: 2547:
2. /s/ K H WILLIAMS
2548: 2549:
2550: 2551: 2552: 2553: 2554: 2555:
2556: 2557:
2558:
2559:
2560:
CONTRACT OF EMPLOYMENT
2561:
2562:
2563:
entered into between :
2564:
2565:
2566:
ANGLOGOLD LIMITED
2567:
2568:
2569:
and
2570:
2571:
2572:
KELVIN HUGH WILLIAMS
2573:
2574:
2575:
2576:
2577:
2578:
Exhibit 19.4.5
2579: 2580:
2581:

2582: 2583:
2584:
2
2585:
This agreement is made on 24 May 2004 between
2586:
(1) AngloGold Limited, a company registered in South Africa according to the
2587: 2588:
company laws of South Africa, and whose registered office is at 11
2589:
DIAGONAL STREET, JOHANNESBURG 2001 (“hereinafter referred to as
2590:
“the Company”); and
2591:
(2) KELVIN HUGH WILLIAMS of 34 JAMESON AVENUE, MELROSE 2196
2592: 2593:
(hereinafter referred to as “the Executive”)
2594:
This agreement records the terms on which the Executive is employed by the
2595:
Company.
2596:
1
2597:
INTERPRETATION
2598:
1.1 In this agreement (and any schedules to it):
2599: 2600:
1.1.1                           2601: “Board” means the board of directors of the Company from
2602:
time to time or any person or committee nominated by the
2603:
board of directors as its representative for the purposes of this
2604:
agreement;
2605:
1.1.2                           2606: "Change of Control" shall have occurred if:
2607:
1.1.2.1 the Company becomes a subsidiary of another
2608: 2609:
company; or
2610:
1.1.2.2 all or substantially all of the business, assets and
2611: 2612:
undertakings of the Company become owned by any
2613:
person, firm or company.
2614:
2615:

2616: 2617:
2618:
3
2619:
1.1.3                           2620: “Employment” means the employment governed by this
2621:
agreement;
2622:
1.1.4
2623:
“Termination Date” means the date on which the Employment
2624:
is terminated.
2625:
1.2 References to any statutory provisions include any modifications or re-
2626: 2627:
enactment of those provisions.
2628:
2
2629:
TERMS OF EMPLOYMENT
2630:
2.1 Notwithstanding the date of signature hereof, employment under this
2631: 2632:
agreement commenced on 1 JANUARY 2004.
2633:
2.2 Subject to clause 10 (Termination and Suspension) the employment
2634: 2635:
will continue until terminated by either party giving not less than 6
2636:
calendar months’ notice, in writing, to the other.
2637:
2.3 Notwithstanding the other provisions of this agreement, the
2638: 2639:
employment will automatically terminate on the last day of the
2640:
calendar year in which the Executive reaches the age of sixty (60).
2641:
3
2642:
DUTIES OF THE EXECUTIVE
2643:
3.1 The Executive will serve as Executive Director: Marketing and in any
2644: 2645:
other executive capacity as the Board and the Executive may agree
2646:
from time to time.
2647:
3.2 The Executive will work such hours as are reasonably necessary to
2648: 2649:
perform his duties under this contract to the satisfaction of the Board.
2650:
2651:

2652: 2653:
4
2654: 2655:
3.3
2656:
The Executive will –
2657:
3.3.1
2658:
devote sufficient time, attention and skill to the employment to
2659:
perform his duties;
2660:
3.3.2
2661:
properly perform his duties and exercise his powers;
2662:
3.3.3
2663:
accept any offices or directorships as reasonably required by
2664:
the Board after consultation with the Executive;
2665:
3.3.4
2666:
comply with all rules and regulations issued by the Company;
2667:
3.3.5
2668:
obey the directions of the Board; and
2669:
3.3.6
2670:
use his best endeavors to promote the interests and reputation
2671:
of the Company.
2672:
3.4
2673:
The Executive accepts that –
2674:
3.4.1
2675:
he will be required to perform duties for AngloGold Limited.
2676:
The Company will remain responsible for the payments and
2677:
benefits he is entitled to receive under this agreement;
2678:
3.4.2
2679:
the Company may appoint any other person to act jointly with
2680:
him.
2681:
3.5
2682:
The Executive will keep the Board fully informed of his conduct of the
2683:
business, finances or affairs of the Company or business for which he
2684:
is responsible, in a prompt and timely manner. He will provide
2685:
information to the Board in writing if requested.
2686:
2687:

2688: 2689:
2690:
5
2691:
3.6 During the employment, the Executive will be required annually at the
2692: 2693:
Company’s expense to undergo medical examinations.
2694:
3.6.1 The timing of such examinations will be determined by
2695: 2696:
notification from the Company's senior medical executive, as
2697:
there are specific requirements to be met by both the
2698:
Executive and the specialists who undertake the medical
2699:
examination.
2700:
3.6.2 The Executive will receive due notice of when his medical
2701: 2702:
should be undertaken and is asked to read the instructions
2703:
carefully at that time, as the Company will not bear the costs of
2704:
any examination not covered by the instruction that will be set
2705:
out in the notification.
2706:
3.6.3 The results of the examination will only be disclosed to the
2707: 2708:
Company's senior medical executive, with the Executive's
2709:
express permission, and the Executive will make his wishes in
2710:
this regard very clear to the physician.
2711:
4
2712:
INTERESTS OF THE EXECUTIVE
2713:
4.1 The Executive will disclose promptly in writing to the Board, in
2714: 2715:
accordance with Company policy, all his material interests (for
2716:
example, shareholdings of 1% or more of the issued share capital of
2717:
any company listed on a stock exchange or directorships) and those
2718:
of a commercial or business nature where any conflict could arise in
2719:
relation to the Company, except his interests in any Company which
2720:
he takes on or holds at the request of the Board. The Executive will
2721:
2722:

2723: 2724:
6
2725: 2726:
not accept any directorships or offices without the prior written consent
2727:
of the Board.
2728:
4.2
2729:
During the employment, the Executive will not be directly or indirectly
2730:
engaged or concerned in the conduct of any activity which is similar to
2731:
or competes with any activity carried on by any Company (except as a
2732:
representative of the Company or with the written consent of the
2733:
Board).
2734:
4.3
2735:
The Executive will (and will procure that his wife and dependent
2736:
children) comply with any applicable legislation and regulations issued
2737:
by the Johannesburg Securities Exchange relating to securities
2738:
transactions by directors of listed companies, and any rules or policies
2739:
issued by the Company from time to time in relation to the holding or
2740:
trading of securities.
2741:
4.4
2742:
The Executive acknowledges that because of the services to be
2743:
provided under this Agreement, he is likely to come into possession of
2744:
unpublished price-sensitive information in relation to a listed company.
2745:
The Executive agrees, for the duration of this Agreement, not to deal
2746:
in the shares of the Company (including dealings in warrants and
2747:
exercising options over shares) during closed periods. These periods
2748:
are published by the Company Secretary's office in writing and
2749:
coincide with the imminent publication of the quarterly and year end
2750:
financial results of the Company, representing a thirty day period
2751:
immediately preceding the date of publication of the financial results.
2752:
2753:
2754:

2755: 2756:
2757:
7
2758:
4.5 The Executive also agrees to comply with the provisions of the Insider
2759: 2760:
Trading Act, 135 of 1998, and to refrain from dealing in shares of the
2761:
Company at any time that he might be in possession (whether directly
2762:
or indirectly) of any information pertinent to the affairs of the Company
2763:
or any company within AngloGold Limited, that is likely to have a
2764:
material effect on the price or value of AngloGold’s shares.
2765:
5                     2766: MOBILITY
2767:
The Company has operations in various parts of South Africa and
2768:
abroad. The Executive may be required and the Company reserves
2769:
the right, after consultation with the Executive, to relocate the
2770:
Executive from his current place of employment to these operations.
2771:
During the employment the Executive will be required to relocate if
2772:
requested to do so, unless he has reasonable grounds for refusing the
2773:
request.
2774:
6
2775:
BASIC EMPLOYMENT COST ("BEC")
2776:
6.1 The Executive's BEC is TWO MILLION, SIX HUNDRED AND FIFTY
2777: 2778:
THOUSAND RAND (R2 650 000) per annum. The Executive's BEC is
2779:
inclusive of director's fees and any remuneration or benefits received
2780:
from any AngloGold Company. The Executive's salary will be paid
2781:
monthly in arrears by bank transfer during the last working week of
2782:
each month. A review will usually take place at the year end and any
2783:
revised BEC will take effect from 1 January of the next year.
2784:
2785:
2786:

2787: 2788:
2789:
8
2790:
6.2
2791:
Pension
2792:
The Executive will continue to be a member of the AngloGold Pension
2793:
Fund, subject to the Fund's rules from time to time.
2794:
6.3
2795:
Medical Aid
2796:
6.3.1 The Executive will remain a member of the AngloGold Medical
2797: 2798:
Scheme, and receive benefits subject to the rules of the
2799:
scheme and the contribution levels applicable from time to
2800:
time.
2801:
6.3.2 The onus is on the Executive to notify the Company of any
2802: 2803:
change in status relevant to the Executive's medical aid
2804:
membership.
2805:
6.4
2806:
Leave
2807:
6.4.1 The Executive will be entitled to vacation leave and his
2808: 2809:
entitlement will be thirty (30) working days per annum.
2810:
6.4.2 Vacation and sick leave are governed by the Company's leave
2811: 2812:
regulations, as amended from time to time.
2813:
6.4.3 Without prejudice to the Company's right to terminate the
2814: 2815:
employment at any time in accordance with clause 2 or
2816:
clause 10, salary payable and benefits provided to the
2817: 2818:
Executive under this agreement may cease if the Board so
2819:
decides after twenty-six (26) consecutive weeks of absence
2820:
2821:

2822: 2823:
2824:
9
2825:
from work by the Executive in any period of twelve (12) months
2826:
due to illness or injury.
2827:
6.4.4 If the Executive is absent from work due to sickness or injury
2828: 2829:
which is caused by the fault of another person and, as a
2830:
consequence, recovers from that person or another person
2831:
any sum representing compensation for loss of salary under
2832:
this agreement, the Executive will repay to the Company any
2833:
money it has paid to him as salary in respect of the same
2834:
period of absence, but such repayment shall not exceed the
2835:
amount he has recovered. The provision of any other benefits
2836:
will be in accordance with Company policy as amended from
2837:
time to time.
2838:
6.5
2839:
Deductions
2840:
The Company will deduct from any payment due to the Executive
2841:
those statutory deductions required by law, such as PAYE. In
2842:
addition, employee specific deductions will be made for Pension Fund
2843:
and other conditions of service such as Medical Aid and the like, as
2844:
these apply.
2845:
6.6
2846:
Death and Accident Insurance
2847:
The Executive will have the benefit of the Company's insurance
2848:
policies providing employees (but not their dependants) with twenty-
2849:
four (24) hour cover against permanent disability and death arising
2850:
from accidents, whether or not these are sustained in the course of
2851:
2852:

2853: 2854:
2855:
10
2856:
employment. Benefits payable upon death by natural causes will be
2857:
governed by the rules of AngloGold Pension Fund.
2858:
6.7
2859:
Security Card
2860:
The Executive has been issued with a security card that, in the
2861:
interests of effective security control, should be produced on request
2862:
and may not be loaned to any other individual. Upon termination of
2863:
the employment, the security card must be returned to the Payroll
2864:
Section.
2865:
6.8
2866:
Rules and Regulations
2867:
6.8.1 The Executive will be subject to the Company’s rules and
2868: 2869:
procedures now in existence, and those that may be
2870:
introduced in the future and to all common law and any
2871:
statutory provisions that may be applicable.
2872:
6.8.2 The Company's rules, policies and procedures on employment
2873: 2874:
related matters, will change from time to time to address new
2875:
circumstances. The Executive will be expected to comply with
2876:
all rules, policies and procedures and to all common law and
2877:
any statutory provisions that are in force.
2878:
7
2879:
EXPENSES
2880:
The Company will procure the refund to the Executive of all reasonable
2881:
expenses properly incurred by him in performing his duties under this
2882:
agreement. This will include expenses relating to entertainment, subsistence
2883:
and travelling. The Company will require the Executive to produce official
2884:
2885:

2886: 2887:
2888:
11
2889:
receipts or other available documents as proof that he has incurred any
2890:
expenses he claims.
2891:
8
2892:
CONFIDENTIALITY
2893:
8.1 Without prejudice to the common law duties which he owes to the
2894: 2895:
Company, the Executive agrees that he will not, except in the proper
2896:
performance of his duties, use or disclose to any person any of the
2897:
Company’s trade secrets or confidential information. This restriction
2898:
will continue to apply after the termination of the employment without
2899:
limit in time.
2900:
8.2 In the course of the employment, the Executive may obtain trade
2901: 2902:
secrets and confidential information belonging or relating to other
2903:
companies and other persons, including joint ventures in which the
2904:
Company has an interest. He will treat such information as if it falls
2905:
within the terms of clause 8.1, and clause 8.1 will apply with any
2906:
necessary amendments to such information. If requested to do so by
2907:
the Company, the Executive will enter into an agreement with other
2908:
companies and any other persons, including joint ventures, in the
2909:
same terms as clause 8.1 with any amendments necessary to give
2910:
effect to this provision.
2911:
8.3 The Executive shall not at any time during the continuance of his
2912: 2913:
employment with the Company make any copy, record, notes or
2914:
memoranda (whether or not recorded in writing or on computer disk or
2915:
tape) relating to any matter within the scope of the Company's
2916:
business, dealings or affairs otherwise than for the benefit of the
2917:
Company.
2918:
2919:

2920: 2921:
12
2922: 2923:
8.4
2924:
The obligations contained in clause 8.1 shall cease to apply to any
2925:
information or knowledge which:
2926:
8.4.1
2927:
may subsequently come into the public domain after the
2928:
termination of the employment other than by way of
2929:
unauthorised disclosure; or
2930:
8.4.2
2931:
the Executive is entitled to disclose under the Protected
2932:
Disclosures Act, 26 of 2000, provided the Executive has first
2933:
fully complied with the Company's applicable procedures
2934:
relating to such external disclosures.
2935:
8.5
2936:
The Executive shall not make or communicate any statement (whether
2937:
written or oral) to any representative of the press, television, radio, or
2938:
other media and shall not write any article for the press or otherwise
2939:
for publication on any matter connected with or relating to the
2940:
business of the Company other than in the proper performance of his
2941:
duties.
2942:
8.6
2943:
The Company may at any time during the employment require the
2944:
Executive to deliver to it immediately all documents (including all
2945:
records, notes, original documents, extracts and summaries thereof),
2946:
disks and other information storing medium relating to the business or
2947:
affairs of the Company which he obtained or made whilst an employee
2948:
of the Company. This obligation shall include all copies and
2949:
reproductions of the same, however made.
2950:
2951:
2952:

2953: 2954:
2955:
13
2956:
9
2957:
COMPUTER SAFETY, COPYRIGHT, INVENTIONS AND PATENTS
2958:
9.1 The Executive will not make copies of any computer files belonging to
2959: 2960:
the Company or their service providers and will not introduce any of
2961:
his own computer files into any computer used by the Company in
2962:
breach of any Company policy, unless he has obtained the consent of
2963:
the Board.
2964:
9.2 The Executive acknowledges that the Company will become the
2965: 2966:
owner of the intellectual property rights in any work which is eligible for
2967:
intellectual property rights and which is created by him in the course
2968:
and scope of providing services in terms of his employment.
2969:
9.3 Insofar as it may be necessary, the Executive will cede and assign to
2970: 2971:
the Company concerned all intellectual property rights in any work
2972:
created or executed by him in the course and scope of his
2973:
employment.
2974:
9.4 The Executive undertakes not to exercise any residuary rights in
2975: 2976:
respect of any work created or executed by him in the course and
2977:
scope of his employment.
2978:
9.5 All work created or executed by the Executive in any fields in which he
2979: 2980:
performs services will, unless he establishes to the contrary, be
2981:
deemed to have been created or executed by him in the course and
2982:
scope of his employment.
2983:
9.6 The Executive undertakes to assist to the best of his ability with any
2984: 2985:
application which the Company may see fit to make for any form of
2986:
2987:

2988: 2989:
2990:
14
2991:
intellectual property protection, whether in the form of a foreign or
2992:
South African patent or design right or otherwise, in respect of any
2993:
concept, idea, process, method or technique which may be discovered
2994:
by the Executive in the course of performing services in terms of his
2995:
employment.
2996:
9.7 For the purposes of this agreement, the term "intellectual property
2997: 2998:
rights" shall include, but shall not be limited to, copyright and patent
2999:
and design rights.
3000:
10
3001:
TERMINATION AND SUSPENSION
3002:
10.1 Written notice given by either party, for any reason, to terminate the
3003: 3004:
Executive’s employment under this agreement will also be deemed to
3005:
be notice given to terminate the Executive’s employment under any
3006:
other contract of service or contract of employment concluded with
3007:
any company at the Company’s request.
3008:
10.2 The Company may terminate the employment immediately by written
3009: 3010:
notice if the Executive does not perform the duties of the employment
3011:
for a period of twenty-six (26) weeks (whether or not consecutive) in
3012:
any period of twelve (12) months because of sickness, injury or other
3013:
incapacity. This notice can be given whilst the Executive continues
3014:
not to perform his duties or on expiry of the twenty-six (26) week
3015:
period.
3016:
10.3 The Company may terminate the employment immediately by written
3017: 3018:
notice if the Executive commits any serious or persistent breach of his
3019:
obligations under this agreement; or is guilty of any gross misconduct
3020:
3021:

3022: 3023:
15
3024: 3025:
or conducts himself (whether in connection with the employment or
3026:
not) in a way which is harmful to the Company or any other company
3027:
in which it has an interest, including any joint venture; or is guilty of
3028:
dishonesty or is convicted of an offence (other than a motoring offence
3029:
which does not result in imprisonment) whether in connection with the
3030:
employment or not; or becomes of unsound mind, is bankrupted or
3031:
has a receiving order made against him or makes any general
3032:
composition with his creditors or takes advantage of any statute
3033:
affording relief for insolvent debtors; or becomes disqualified from
3034:
being a director of a company.
3035:
10.4
3036:
The Company may suspend the Executive from the employment on
3037:
full salary at any time, for a reasonable period, to investigate any
3038:
matter in which the Executive is implicated or involved, whether
3039:
directly or indirectly.
3040:
10.5
3041:
During all or any part of a period of notice whether given by the
3042:
Company or the Executive or during any period of suspension, the
3043:
Company may, in its absolute discretion, require the Executive either
3044:
not to attend his place of work, and/or not undertake any work. During
3045:
such period, the following conditions shall apply:
3046:
(a)
3047:
the Executive shall continue to be entitled to receive his
3048:
contractual remuneration and other benefits;
3049:
(b)
3050:
the Executive's duties of fidelity, mutual trust and
3051:
confidence, confidentiality and obligations under this
3052:
agreement shall continue to apply;
3053:
3054:

3055: 3056:
3057:
16
3058:
(c) the Executive shall not undertake any other work or
3059: 3060:
other business activities, except with the prior consent
3061:
of the Company;
3062:
(d) the Executive shall remain available or be contactable
3063: 3064:
during normal business hours to provide such
3065:
assistance to the Company as it shall reasonably
3066:
require from time to time.
3067:
10.6 When the employment terminates, the Company may deduct from any
3068: 3069:
monies due to the Executive (including remuneration) any amount that
3070:
he owes to the Company.
3071:
11
3072:
CHANGE OF CONTROL
3073:
11.1 Subject to clause 11.4 below, if there is a Change of Control and the
3074: 3075:
Executive's employment is terminated by the Company within twelve
3076:
(12) months of that Change of Control (other than pursuant to clause
3077:
10.3) or the Executive resigns in circumstances contemplated by
3078:
section 186(1)(e) or (f) of the Labour Relations Act, 66 of 1995, the
3079:
Company shall within one (1) month of the termination or resignation,
3080:
pay the Executive a sum equal to –
3081:
3082:
(i)         3083: payment of salary and benefits in lieu of his notice period;
3084:
(ii) 12 months' gross salary (less such tax and national insurance
3085: 3086:
contributions as the Company is obliged to deduct from such
3087:
sum); and
3088:
3089:

3090: 3091:
17
3092: 3093:
(iii)
3094:
the value of any pension contributions that would have been
3095:
made to the Executive by the Company in the six (6) months
3096:
following the Termination Date.
3097:
3098:
11.2
3099:
Upon a Change of Control the Executive's entitlements under the
3100:
Executive Share Option Scheme, Deferred Bonus Plan or any similar
3101:
plan or scheme shall be as detailed in the Rules of the relevant plan or
3102:
scheme.
3103:
3104:
11.3
3105:
The expressions "the Executive's employment is terminated by the
3106:
Company" and "the Executive resigns in circumstances contemplated
3107:
by section 186(1)(e) or (f) of the Labour Relations Act, 66 of 1995" do
3108:
not include termination by operation of law (including frustration) or by
3109:
mutual consent.
3110:
3111:
11.4
3112:
The Executive's entitlement to any benefit or payment under this
3113:
clause 11 is conditional upon the Executive entering into such
3114:
agreement or agreements under seal as the Company may
3115:
reasonably require (including a compromise agreement) whereby the
3116:
Executive -
3117:
3118:
11.4.1
3119:
accepts such benefit and/or payment in full and final settlement
3120:
of all claims the Executive would have against the Company
3121:
arising out of the termination of this Agreement including unfair
3122:
dismissal, statutory redundancy payment and non-payment of
3123:
bonus and validly waives all such claims against the Company;
3124:
and
3125:
3126:
3127:

3128: 3129:
3130:
18
3131:
11.4.2 undertakes to remain bound by the provisions contained in
3132: 3133:
clauses 11 and 13 notwithstanding the termination of this
3134:
agreement; and
3135:
3136:
11.4.3 resigns with immediate effect and without claim for
3137: 3138:
compensation from all employments, secretaryships,
3139:
trusteeships, directorships or other offices held by him at the
3140:
instance of the Company.
3141:
3142:
12         3143: RESTRICTIONS AFTER TERMINATION OF EMPLOYMENT
3144:
3145:
12.1 The Executive agrees with the Company that during the period of six
3146: 3147:
(6) months commencing on the Termination Date he will not (either on
3148:
his own behalf or for or with any other person, whether directly or
3149:
indirectly) entice or try to entice away from the Company any person
3150:
who was a senior employee, director or officer of such a company at
3151:
any time during his last twelve (12) months of service with the
3152:
Company and with whom he had worked closely at any time during
3153:
that period.
3154:
12.2 Following the Termination Date, the Executive will not represent
3155: 3156:
himself as being in any way connected with the businesses of the
3157:
Company (except to the extent agreed).
3158:
12.3 Any benefit given or deemed to be given by the Executive to any
3159: 3160:
company under the terms of clause 12.1 is received and held in trust
3161:
by the Company. The Executive will enter into similar restrictive
3162:
covenants directly if asked to do so by the Company.
3163:
3164:

3165: 3166:
3167:
19
3168:
12.4 The Executive acknowledges and agrees that he shall be obliged to
3169: 3170:
draw the provisions of this agreement to the attention of any third
3171:
party who may at any time before or after the termination of the
3172:
employment offer to engage the Executive in any capacity and for
3173:
whom or with whom the Executive intends to work during the relevant
3174:
period.
3175:
13
3176:
RETURN OF COMPANY PROPERTY
3177:
13.1 At any time during the employment (at the request of the Company) or
3178: 3179:
when the employment terminates, the Executive will immediately
3180:
return to the Company:
3181:
13.1.1 all documents and other materials (whether originals or copies)
3182: 3183:
made or compiled by or delivered to the Executive during the
3184:
employment and concerning the Company and all other
3185:
companies, including joint ventures. The Executive will not
3186:
retain any copies of any materials or other information; and
3187:
13.1.2 all other property belonging or relating to the Company or any
3188: 3189:
other company, including joint ventures, which is in the
3190:
possession or under the control of the Executive.
3191:
14
3192:
DIRECTORSHIPS
3193:
14.1 The Executive’s office as a director of the Company or any other
3194: 3195:
company, including joint ventures, is subject to the Articles of
3196:
Association of the relevant company (as amended from time to time).
3197:
If the provisions of this agreement conflict with the provisions of the
3198:
3199:

3200: 3201:
3202:
20
3203:
Articles of Association of the relevant company, the Articles of
3204:
Association will prevail.
3205:
14.2 The Executive must resign from any office held in any company,
3206: 3207:
including a joint venture, if he is asked to do so by the Company.
3208:
14.3 If the Executive does not resign as an officer, having been requested
3209: 3210:
to do so in accordance with clause 14.2, the Company will be
3211:
appointed as his attorney to effect his resignation. By entering into
3212:
this agreement the Executive irrevocably appoints the Company as his
3213:
attorney to act on his behalf to execute any document or do anything
3214:
in his name necessary to effect his resignation in accordance with
3215:
clause 14.2. If there is any doubt as to whether such a document (or
3216:
other thing) has been carried out within the authority conferred by this
3217:
clause 14.3, a certificate in writing (signed by any director or the
3218:
secretary of the Company) will be sufficient to prove that the act or
3219:
thing falls within that authority.
3220:
14.4 The termination of any directorship or other office held by the
3221: 3222:
Executive will not terminate the Executive's employment or amount to
3223:
a breach of terms of this agreement by the Company.
3224:
14.5 During the employment the Executive will not do anything which could
3225: 3226:
cause him to be disqualified from continuing to act as a director of any
3227:
company.
3228:
14.6
3229:
The Executive must not resign his office as a director of any company
3230:
without the agreement of the Board, whose agreement shall not be
3231:
unreasonably withheld.
3232:
3233:

3234: 3235:
3236:
21
3237:
15
3238:
OFFERS ON LIQUIDATION
3239:
15.1 The Executive will have no claim against the Company if the
3240: 3241:
employment is terminated by reason of liquidation in order to
3242:
reconstruct or amalgamate the Company or by reason of any
3243:
reorganisation of the Company; and
3244:
15.1.1 the Executive is offered employment with the company
3245: 3246:
succeeding to the Company upon such liquidation or
3247:
reorganisation; and
3248:
15.1.2 the new terms of employment offered to the Executive are no
3249: 3250:
less favourable to him than the terms of this agreement.
3251:
16
3252:
NOTICES
3253:
16.1 Any notices given under this agreement must be given by letter or fax.
3254: 3255:
Notice to the Company must be addressed to its registered office at
3256:
the time the notice is given. Notice to the Executive must be given to
3257:
him personally or sent to his last known address.
3258:
16.2 Except for notices given by hand, notices will be deemed to have been
3259: 3260:
given at the time at which the letter or fax would be delivered in the
3261:
ordinary course of post or transmission.
3262:
17
3263:
STATUTORY PARTICULARS
3264:
This agreement and the attached schedule contain the written particulars of
3265:
employment which the Executive is entitled to receive under the provisions of
3266:
section 29 of the Basic Conditions of Employment Act, 75 of 1997.
3267:
3268:

3269: 3270:
3271:
22
3272:
18
3273:
MISCELLANEOUS
3274:
18.1 This agreement may only be modified by the written agreement of the
3275: 3276:
parties.
3277:
18.2 The Executive cannot assign this agreement to anyone else.
3278: 3279:
18.3 References in this agreement to rules, regulations, policies,
3280: 3281:
handbooks or other similar documents which supplement it, are
3282:
referred to in it or describe any pensions or other benefits
3283:
arrangement, are references to the versions or forms of the relevant
3284:
documents as amended or updated from time to time.
3285:
18.4 This agreement supersedes any previous written or oral agreement
3286: 3287:
between the parties in relation to the matters dealt within it. It contains
3288:
the whole agreement between the parties relating to the employment
3289:
at the date the agreement was entered into (except for those terms
3290:
implied by law which cannot be excluded by the agreement of the
3291:
parties). The Executive acknowledges that he has not been induced
3292:
to enter into this agreement by any representation, warranty or
3293:
undertaking not expressly incorporated into it.
3294:
18.5 Neither party's rights or powers under this agreement will be affected
3295: 3296:
if:
3297:
18.5.1 one party delays in enforcing any provisions of this agreement;
3298: 3299:
or
3300:
18.5.2 one party grants time to the other party.
3301: 3302:
3303:

3304: 3305:
23
3306: 3307:
18.6
3308:
If either party agrees to waive his rights under a provision of this
3309:
agreement, that waiver will only be effective if it is in writing and it is
3310:
signed by him. A party's agreement to waive any breach of any term
3311:
or condition of this agreement will not be regarded as a waiver of any
3312:
subsequent breach of the same term or condition or a different term or
3313:
condition.
3314:
18.7
3315:
The various provisions and sub-provisions of this agreement are
3316:
severable and if any provision or sub-provision is held to be
3317:
unenforceable by any court or competent jurisdiction then such
3318:
unenforceability shall not affect the enforceability of the remaining
3319:
provisions or sub-provisions in this agreement.
3320:
18.8
3321:
This agreement is governed by and will be interpreted in accordance
3322:
with the laws of South Africa. Each of the parties submit to the
3323:
exclusive jurisdiction of the South African Courts as regards any claim
3324:
or matter arising under this agreement.
3325:
3326:

3327: 3328:
3329:
24
3330:
3331:
SIGNED at LONDON on this the 5TH day of APRIL 2004
3332:
in the presence of the undersigned witnesses :
3333:
AS WITNESSES:
3334:
/s/ 3335: R P EDEY
3336:
For 3337: and on behalf of the COMPANY
3338:
1. /s/ N W UNWIN
3339: 3340: 3341:
2. /s/ A CLARKE
3342: 3343:
SIGNED at JOHANNESBURG on this the 27TH day of MAY 2004
3344:
in the presence of the undersigned witnesses :
3345:
AS WITNESSES:
3346:
/s/ 3347: K H WILLIAMS
3348:
[EXECUTIVE]
3349:
1. /s/ R MOLEZZI
3350: 3351:
2. /s/ R HAYES
3352: 3353:
3354: 3355: 3356: 3357:
3358: 3359:
3360:
3361:
3362:
CONTRACT OF EMPLOYMENT
3363:
3364:
3365:
entered into between :
3366:
3367:
3368:
ANGLOGOLD LIMITED
3369:
3370:
3371:
and
3372:
3373:
3374:
SAM ESSON JONAH
3375:
3376:
3377:
3378:
3379:
3380:
Exhibit 19.4.6
3381:
3382:

3383: 3384:
3385:

3386:
This agreement is made on 22 APRIL 2004 between
3387:
(1) AngloGold Limited, a company registered in South Africa according to the
3388: 3389:
company laws of South Africa, and whose registered office is at 11
3390:
DIAGONAL STREET, JOHANNESBURG 2001 (“hereinafter referred to as
3391:
“the Company”); and
3392:
(2) SAM ESSON JONAH of ASHANTI GOLD CORPO (hereinafter referred to as
3393: 3394:
“The Executive”)
3395:
This agreement records the terms on which the Executive is employed by the
3396:
Company.
3397:
1
3398:
INTERPRETATION
3399:
1.1 In this agreement (and any schedules to it):
3400: 3401:
1.1.1                3402: “Board” means the board of directors of the Company from
3403:
time to time or any person or committee nominated by the
3404:
board of directors as its representative for the purposes of this
3405:
agreement;
3406:
1.1.2                 3407: "Change of Control" shall have occurred if:
3408:
1.1.2.1 the Company becomes a subsidiary of another
3409: 3410:
company; or
3411:
1.1.2.2 all or substantially all of the business, assets and
3412: 3413:
undertakings of the Company become owned by any
3414:
person, firm or company.
3415:
3416:

3417: 3418:
3419:

3420:
1.1.3                           3421: “Employment” means the employment governed by this
3422:
agreement;
3423:
1.1.4
3424:
“Termination Date” means the date on which the Employment
3425:
is terminated.
3426:
1.2 References to any statutory provisions include any modifications or re-
3427: 3428:
enactment of those provisions.
3429:
2
3430:
TERMS OF EMPLOYMENT
3431:
2.1 Notwithstanding the date of signature hereof, employment under this
3432: 3433:
agreement will commence on 1 May 2004.
3434:
2.2 Subject to clause 10 (Termination and Suspension) the employment
3435: 3436:
will continue until terminated by either party giving not less than
3437:
Six calendar months’ notice, in writing, to the other.
3438:
2.3 Notwithstanding the other provisions of this agreement, the
3439: 3440:
employment will automatically terminate on the last day of the
3441:
calendar year in which the Executive reaches the age of sixty (60).
3442:
3
3443:
DUTIES OF THE EXECUTIVE
3444:
3.1 The Executive will serve as President and in any other executive
3445: 3446:
capacity as the Board and the Executive may agree from time to time.
3447:
3.2 The Executive will work such hours as are reasonably necessary to
3448: 3449:
perform his duties under this contract to the satisfaction of the Board.
3450:
3451:

3452: 3453:

3454: 3455:
3.3
3456:
The Executive will –
3457:
3.3.1
3458:
devote sufficient time, attention and skill to the employment to
3459:
perform his duties;
3460:
3.3.2
3461:
properly perform his duties and exercise his powers;
3462:
3.3.3
3463:
accept any offices or directorships as reasonably required by
3464:
the Board after consultation with the Executive;
3465:
3.3.4
3466:
comply with all rules and regulations issued by the Company;
3467:
3.3.5
3468:
obey the directions of the Board; and
3469:
3.3.6
3470:
use his best endeavors to promote the interests and reputation
3471:
of the Company.
3472:
3.4
3473:
The Executive accepts that –
3474:
3.4.1
3475:
he will be required to perform duties for AngloGold Limited.
3476:
The Company will remain responsible for the payments and
3477:
benefits he is entitled to receive under this agreement;
3478:
3.4.2
3479:
the Company may appoint any other person to act jointly with
3480:
him.
3481:
3.5
3482:
The Executive will keep the Board fully informed of his conduct of the
3483:
business, finances or affairs of the Company or business for which he
3484:
is responsible, in a prompt and timely manner. He will provide
3485:
information to the Board in writing if requested.
3486:
3487:

3488: 3489:
3490:

3491:
3.6 During the employment, the Executive will be required annually at the
3492: 3493:
Company’s expense to undergo medical examinations.
3494:
3.6.1 The timing of such examinations will be determined by
3495: 3496:
notification from the Company's senior medical executive, as
3497:
there are specific requirements to be met by both the
3498:
Executive and the specialists who undertake the medical
3499:
examination.
3500:
3.6.2 The Executive will receive due notice of when his medical
3501: 3502:
should be undertaken and is asked to read the instructions
3503:
carefully at that time, as the Company will not bear the costs of
3504:
any examination not covered by the instruction that will be set
3505:
out in the notification.
3506:
3.6.3 The results of the examination will only be disclosed to the
3507: 3508:
Company's senior medical executive, with the Executive's
3509:
express permission, and the Executive will make his wishes in
3510:
this regard very clear to the physician.
3511:
4
3512:
INTERESTS OF THE EXECUTIVE
3513:
4.1 The Executive will disclose promptly in writing to the Board, in
3514: 3515:
accordance with Company policy, all his material interests (for
3516:
example, shareholdings of 1% or more of the issued share capital of
3517:
any company listed on a stock exchange or directorships) and those
3518:
of a commercial or business nature where any conflict could arise in
3519:
relation to the Company, except his interests in any Company which
3520:
he takes on or holds at the request of the Board. The Executive will
3521:
3522:

3523: 3524:

3525: 3526:
not accept any directorships or offices without the prior written consent
3527:
of the Board.
3528:
4.2
3529:
During the employment, the Executive will not be directly or indirectly
3530:
engaged or concerned in the conduct of any activity which is similar to
3531:
or competes with any activity carried on by any Company (except as a
3532:
representative of the Company or with the written consent of the
3533:
Board).
3534:
4.3
3535:
The Executive will (and will procure that his wife and dependent
3536:
children) comply with any applicable legislation and regulations issued
3537:
by the Johannesburg Securities Exchange relating to securities
3538:
transactions by directors of listed companies, and any rules or policies
3539:
issued by the Company from time to time in relation to the holding or
3540:
trading of securities.
3541:
4.4
3542:
The Executive acknowledges that because of the services to be
3543:
provided under this Agreement, he is likely to come into possession of
3544:
unpublished price-sensitive information in relation to a listed company.
3545:
The Executive agrees, for the duration of this Agreement, not to deal
3546:
in the shares of the Company (including dealings in warrants and
3547:
exercising options over shares) during closed periods. These periods
3548:
are published by the Company Secretary's office in writing and
3549:
coincide with the imminent publication of the quarterly and year end
3550:
financial results of the Company, representing a thirty period
3551:
immediately preceding the date of publication of the financial results.
3552:
3553:
3554:

3555: 3556:
3557:

3558:
4.5 The Executive also agrees to comply with the provisions of the Insider
3559: 3560:
Trading Act, 135 of 1998, and to refrain from dealing in shares of the
3561:
Company at any time that he might be in possession (whether directly
3562:
or indirectly) of any information pertinent to the affairs of the Company
3563:
or any company within AngloGold Limited, that is likely to have a
3564:
material effect on the price or value of AngloGold’s shares.
3565:
5                     3566: MOBILITY
3567:
The Company has operations in various parts of South Africa and
3568:
abroad. The Executive may be required and the Company reserves
3569:
the right, after consultation with the Executive, to relocate the
3570:
Executive from his current place of employment to these operations.
3571:
During the employment the Executive will be required to relocate if
3572:
requested to do so, unless he has reasonable grounds for refusing the
3573:
request.
3574:
6
3575:
BASIC EMPLOYMENT COST ("BEC")
3576:
6.1 The Executive's BEC is Three Million, Eight Hundred and Sixteen
3577: 3578:
Thousand Rand (R3, 816,000) per annum. The Executive's BEC is
3579:
inclusive of director's fees and any remuneration or benefits received
3580:
from any AngloGold Company. The Executive's salary will be paid
3581:
monthly in arrears by bank transfer during the last working week of
3582:
each month. A review will usually take place at the year end and any
3583:
revised BEC will take effect from 1 January of the next year.
3584:
3585:
3586:

3587: 3588:
3589:

3590:
6.2
3591:
Pension
3592:
The Executive will continue to be a member of the AngloGold Pension
3593:
Fund, subject to the Fund's rules from time to time.
3594:
6.3
3595:
Medical Aid
3596:
6.3.1 The Executive will remain a member of the AngloGold Medical
3597: 3598:
Scheme, and receive benefits subject to the rules of the
3599:
scheme and the contribution levels applicable from time to
3600:
time.
3601:
6.3.2 The onus is on the Executive to notify the Company of any
3602: 3603:
change in status relevant to the Executive's medical aid
3604:
membership.
3605:
6.4
3606:
Leave
3607:
6.4.1 The Executive will be entitled to vacation leave and his
3608: 3609:
entitlement will be thirty (30) working days per annum.
3610:
6.4.2 Vacation and sick leave are governed by the Company's leave
3611: 3612:
regulations, as amended from time to time.
3613:
6.4.3 Without prejudice to the Company's right to terminate the
3614: 3615:
employment at any time in accordance with clause 2 or
3616:
clause 10, salary payable and benefits provided to the
3617: 3618:
Executive under this agreement may cease if the Board so
3619:
decides after twenty-six (26) consecutive weeks of absence
3620:
3621:

3622: 3623:
3624:

3625:
from work by the Executive in any period of twelve (12) months
3626:
due to illness or injury.
3627:
6.4.4 If the Executive is absent from work due to sickness or injury
3628: 3629:
which is caused by the fault of another person and, as a
3630:
consequence, recovers from that person or another person
3631:
any sum representing compensation for loss of salary under
3632:
this agreement, the Executive will repay to the Company any
3633:
money it has paid to him as salary in respect of the same
3634:
period of absence, but such repayment shall not exceed the
3635:
amount he has recovered. The provision of any other benefits
3636:
will be in accordance with Company policy as amended from
3637:
time to time.
3638:
6.5
3639:
Deductions
3640:
The Company will deduct from any payment due to the Executive
3641:
those statutory deductions required by law, such as PAYE. In
3642:
addition, employee specific deductions will be made for Pension Fund
3643:
and other conditions of service such as Medical Aid and the like, as
3644:
these apply.
3645:
6.6
3646:
Death and Accident Insurance
3647:
The Executive will have the benefit of the Company's insurance
3648:
policies providing employees (but not their dependants) with twenty-
3649:
four (24) hour cover against permanent disability and death arising
3650:
from accidents, whether or not these are sustained in the course of
3651:
3652:

3653: 3654:
3655:

3656:
employment. Benefits payable upon death by natural causes will be
3657:
governed by the rules of AngloGold Pension Fund.
3658:
6.7
3659:
Security Card
3660:
The Executive has been issued with a security card that, in the
3661:
interests of effective security control, should be produced on request
3662:
and may not be loaned to any other individual. Upon termination of
3663:
the employment, the security card must be returned to the Payroll
3664:
Section.
3665:
6.8
3666:
Rules and Regulations
3667:
6.8.1 The Executive will be subject to the Company’s rules and
3668: 3669:
procedures now in existence, and those that may be
3670:
introduced in the future and to all common law and any
3671:
statutory provisions that may be applicable.
3672:
6.8.2 The Company's rules, policies and procedures on employment
3673: 3674:
related matters, will change from time to time to address new
3675:
circumstances. The Executive will be expected to comply with
3676:
all rules, policies and procedures and to all common law and
3677:
any statutory provisions that are in force.
3678:
7
3679:
EXPENSES
3680:
The Company will procure the refund to the Executive of all reasonable
3681:
expenses properly incurred by him in performing his duties under this
3682:
agreement. This will include expenses relating to entertainment, subsistence
3683:
and travelling. The Company will require the Executive to produce official
3684:
3685:

3686: 3687:
3688:

3689:
receipts or other available documents as proof that he has incurred any
3690:
expenses he claims.
3691:
8
3692:
CONFIDENTIALITY
3693:
8.1 Without prejudice to the common law duties which he owes to the
3694: 3695:
Company, the Executive agrees that he will not, except in the proper
3696:
performance of his duties, use or disclose to any person any of the
3697:
Company’s trade secrets or confidential information. This restriction
3698:
will continue to apply after the termination of the employment without
3699:
limit in time.
3700:
8.2 In the course of the employment, the Executive may obtain trade
3701: 3702:
secrets and confidential information belonging or relating to other
3703:
companies and other persons, including joint ventures in which the
3704:
Company has an interest. He will treat such information as if it falls
3705:
within the terms of clause 8.1, and clause 8.1 will apply with any
3706:
necessary amendments to such information. If requested to do so by
3707:
the Company, the Executive will enter into an agreement with other
3708:
companies and any other persons, including joint ventures, in the
3709:
same terms as clause 8.1 with any amendments necessary to give
3710:
effect to this provision.
3711:
8.3 The Executive shall not at any time during the continuance of his
3712: 3713:
employment with the Company make any copy, record, notes or
3714:
memoranda (whether or not recorded in writing or on computer disk or
3715:
tape) relating to any matter within the scope of the Company's
3716:
business, dealings or affairs otherwise than for the benefit of the
3717:
Company.
3718:
3719:

3720: 3721:

3722: 3723:
8.4
3724:
The obligations contained in clause 8.1 shall cease to apply to any
3725:
information or knowledge which:
3726:
8.4.1
3727:
may subsequently come into the public domain after the
3728:
termination of the employment other than by way of
3729:
unauthorised disclosure; or
3730:
8.4.2
3731:
the Executive is entitled to disclose under the Protected
3732:
Disclosures Act, 26 of 2000, provided the Executive has first
3733:
fully complied with the Company's applicable procedures
3734:
relating to such external disclosures.
3735:
8.5
3736:
The Executive shall not make or communicate any statement (whether
3737:
written or oral) to any representative of the press, television, radio, or
3738:
other media and shall not write any article for the press or otherwise
3739:
for publication on any matter connected with or relating to the
3740:
business of the Company other than in the proper performance of his
3741:
duties.
3742:
8.6
3743:
The Company may at any time during the employment require the
3744:
Executive to deliver to it immediately all documents (including all
3745:
records, notes, original documents, extracts and summaries thereof),
3746:
disks and other information storing medium relating to the business or
3747:
affairs of the Company which he obtained or made whilst an employee
3748:
of the Company. This obligation shall include all copies and
3749:
reproductions of the same, however made.
3750:
3751:
3752:

3753: 3754:
3755:

3756:
9
3757:
COMPUTER SAFETY, COPYRIGHT, INVENTIONS AND PATENTS
3758:
9.1 The Executive will not make copies of any computer files belonging to
3759: 3760:
the Company or their service providers and will not introduce any of
3761:
his own computer files into any computer used by the Company in
3762:
breach of any Company policy, unless he has obtained the consent of
3763:
the Board.
3764:
9.2 The Executive acknowledges that the Company will become the
3765: 3766:
owner of the intellectual property rights in any work which is eligible for
3767:
intellectual property rights and which is created by him in the course
3768:
and scope of providing services in terms of his employment.
3769:
9.3 Insofar as it may be necessary, the Executive will cede and assign to
3770: 3771:
the Company concerned all intellectual property rights in any work
3772:
created or executed by him in the course and scope of his
3773:
employment.
3774:
9.4 The Executive undertakes not to exercise any residuary rights in
3775: 3776:
respect of any work created or executed by him in the course and
3777:
scope of his employment.
3778:
9.5 All work created or executed by the Executive in any fields in which he
3779: 3780:
performs services will, unless he establishes to the contrary, be
3781:
deemed to have been created or executed by him in the course and
3782:
scope of his employment.
3783:
9.6 The Executive undertakes to assist to the best of his ability with any
3784: 3785:
application which the Company may see fit to make for any form of
3786:
3787:

3788: 3789:
3790:

3791:
intellectual property protection, whether in the form of a foreign or
3792:
South African patent or design right or otherwise, in respect of any
3793:
concept, idea, process, method or technique which may be discovered
3794:
by the Executive in the course of performing services in terms of his
3795:
employment.
3796:
9.7 For the purposes of this agreement, the term "intellectual property
3797: 3798:
rights" shall include, but shall not be limited to, copyright and patent
3799:
and design rights.
3800:
10
3801:
TERMINATION AND SUSPENSION
3802:
10.1 Written notice given by either party, for any reason, to terminate the
3803: 3804:
Executive’s employment under this agreement will also be deemed to
3805:
be notice given to terminate the Executive’s employment under any
3806:
other contract of service or contract of employment concluded with
3807:
any company at the Company’s request.
3808:
10.2 The Company may terminate the employment immediately by written
3809: 3810:
notice if the Executive does not perform the duties of the employment
3811:
for a period of twenty-six (26) weeks (whether or not consecutive) in
3812:
any period of twelve (12) months because of sickness, injury or other
3813:
incapacity. This notice can be given whilst the Executive continues
3814:
not to perform his duties or on expiry of the twenty-six (26) week
3815:
period.
3816:
10.3 The Company may terminate the employment immediately by written
3817: 3818:
notice if the Executive commits any serious or persistent breach of his
3819:
obligations under this agreement; or is guilty of any gross misconduct
3820:
3821:

3822: 3823:

3824: 3825:
or conducts himself (whether in connection with the employment or
3826:
not) in a way which is harmful to the Company or any other company
3827:
in which it has an interest, including any joint venture; or is guilty of
3828:
dishonesty or is convicted of an offence (other than a motoring offence
3829:
which does not result in imprisonment) whether in connection with the
3830:
employment or not; or becomes of unsound mind, is bankrupted or
3831:
has a receiving order made against him or makes any general
3832:
composition with his creditors or takes advantage of any statute
3833:
affording relief for insolvent debtors; or becomes disqualified from
3834:
being a director of a company.
3835:
10.4
3836:
The Company may suspend the Executive from the employment on
3837:
full salary at any time, for a reasonable period, to investigate any
3838:
matter in which the Executive is implicated or involved, whether
3839:
directly or indirectly.
3840:
10.5
3841:
During all or any part of a period of notice whether given by the
3842:
Company or the Executive or during any period of suspension, the
3843:
Company may, in its absolute discretion, require the Executive either
3844:
not to attend his place of work, and/or not undertake any work. During
3845:
such period, the following conditions shall apply:
3846:
(a)
3847:
the Executive shall continue to be entitled to receive his
3848:
contractual remuneration and other benefits;
3849:
(b)
3850:
the Executive's duties of fidelity, mutual trust and
3851:
confidence, confidentiality and obligations under this
3852:
agreement shall continue to apply;
3853:
3854:

3855: 3856:
3857:

3858:
(c) the Executive shall not undertake any other work or
3859: 3860:
other business activities, except with the prior consent
3861:
of the Company;
3862:
(d) the Executive shall remain available or be contactable
3863: 3864:
during normal business hours to provide such
3865:
assistance to the Company as it shall reasonably
3866:
require from time to time.
3867:
10.6 When the employment terminates, the Company may deduct from any
3868: 3869:
monies due to the Executive (including remuneration) any amount that
3870:
he owes to the Company.
3871:
11
3872:
CHANGE OF CONTROL
3873:
11.1 Subject to clause 11.4 below, if there is a Change of Control and the
3874: 3875:
Executive's employment is terminated by the Company within twelve
3876:
(12) months of that Change of Control (other than pursuant to clause
3877:
10.3) or the Executive resigns in circumstances contemplated by
3878:
section 186(1)(e) or (f) of the Labour Relations Act, 66 of 1995, the
3879:
Company shall within one (1) month of the termination or resignation,
3880:
pay the Executive a sum equal to –
3881:
3882:
(i) payment of salary and benefits in lieu of his notice period;
3883:
(ii) ……………..months' gross salary (less such tax and national
3884: 3885:
insurance contributions as the Company is obliged to deduct
3886:
from such sum); and
3887:
3888:

3889: 3890:

3891: 3892:
(iii)
3893:
the value of any pension contributions that would have been
3894:
made to the Executive by the Company in the six (6) months
3895:
following the Termination Date.
3896:
3897:
11.2
3898:
Upon a Change of Control the Executive's entitlements under the
3899:
Executive Share Option Scheme, Deferred Bonus Plan or any similar
3900:
plan or scheme shall be as detailed in the Rules of the relevant plan or
3901:
scheme.
3902:
3903:
11.3
3904:
The expressions "the Executive's employment is terminated by the
3905:
Company" and "the Executive resigns in circumstances contemplated
3906:
by section 186(1)(e) or (f) of the Labour Relations Act, 66 of 1995" do
3907:
not include termination by operation of law (including frustration) or by
3908:
mutual consent.
3909:
3910:
11.4
3911:
The Executive's entitlement to any benefit or payment under this
3912:
clause 11 is conditional upon the Executive entering into such
3913:
agreement or agreements under seal as the Company may
3914:
reasonably require (including a compromise agreement) whereby the
3915:
Executive -
3916:
3917:
11.4.1
3918:
accepts such benefit and/or payment in full and final settlement
3919:
of all claims the Executive would have against the Company
3920:
arising out of the termination of this Agreement including unfair
3921:
dismissal, statutory redundancy payment and non-payment of
3922:
bonus and validly waives all such claims against the Company;
3923:
and
3924:
3925:
3926:

3927: 3928:
3929:

3930:
11.4.2 undertakes to remain bound by the provisions contained in
3931: 3932:
clauses 11 and 13 notwithstanding the termination of this
3933:
agreement; and
3934:
3935:
11.4.3 resigns with immediate effect and without claim for
3936: 3937:
compensation from all employments, secretaryships,
3938:
trusteeships, directorships or other offices held by him at the
3939:
instance of the Company.
3940:
3941:
12         3942: RESTRICTIONS AFTER TERMINATION OF EMPLOYMENT
3943:
3944:
12.1 The Executive agrees with the Company that during the period of six
3945: 3946:
(6) months commencing on the Termination Date he will not (either on
3947:
his own behalf or for or with any other person, whether directly or
3948:
indirectly) entice or try to entice away from the Company any person
3949:
who was a senior employee, director or officer of such a company at
3950:
any time during his last twelve (12) months of service with the
3951:
Company and with whom he had worked closely at any time during
3952:
that period.
3953:
12.2 Following the Termination Date, the Executive will not represent
3954: 3955:
himself as being in any way connected with the businesses of the
3956:
Company (except to the extent agreed).
3957:
12.3 Any benefit given or deemed to be given by the Executive to any
3958: 3959:
company under the terms of clause 12.1 is received and held in trust
3960:
by the Company. The Executive will enter into similar restrictive
3961:
covenants directly if asked to do so by the Company.
3962:
3963:

3964: 3965:
3966:

3967:
12.4 The Executive acknowledges and agrees that he shall be obliged to
3968: 3969:
draw the provisions of this agreement to the attention of any third
3970:
party who may at any time before or after the termination of the
3971:
employment offer to engage the Executive in any capacity and for
3972:
whom or with whom the Executive intends to work during the relevant
3973:
period.
3974:
13
3975:
RETURN OF COMPANY PROPERTY
3976:
13.1 At any time during the employment (at the request of the Company) or
3977: 3978:
when the employment terminates, the Executive will immediately
3979:
return to the Company:
3980:
13.1.1 all documents and other materials (whether originals or copies)
3981: 3982:
made or compiled by or delivered to the Executive during the
3983:
employment and concerning the Company and all other
3984:
companies, including joint ventures. The Executive will not
3985:
retain any copies of any materials or other information; and
3986:
13.1.2 all other property belonging or relating to the Company or any
3987: 3988:
other company, including joint ventures, which is in the
3989:
possession or under the control of the Executive.
3990:
14
3991:
DIRECTORSHIPS
3992:
14.1 The Executive’s office as a director of the Company or any other
3993: 3994:
company, including joint ventures, is subject to the Articles of
3995:
Association of the relevant company (as amended from time to time).
3996:
If the provisions of this agreement conflict with the provisions of the
3997:
3998:

3999: 4000:
4001:

4002:
Articles of Association of the relevant company, the Articles of
4003:
Association will prevail.
4004:
14.2 The Executive must resign from any office held in any company,
4005: 4006:
including a joint venture, if he is asked to do so by the Company.
4007:
14.3 If the Executive does not resign as an officer, having been requested
4008: 4009:
to do so in accordance with clause 14.2, the Company will be
4010:
appointed as his attorney to effect his resignation. By entering into
4011:
this agreement the Executive irrevocably appoints the Company as his
4012:
attorney to act on his behalf to execute any document or do anything
4013:
in his name necessary to effect his resignation in accordance with
4014:
clause 14.2. If there is any doubt as to whether such a document (or
4015:
other thing) has been carried out within the authority conferred by this
4016:
clause 14.3, a certificate in writing (signed by any director or the
4017:
secretary of the Company) will be sufficient to prove that the act or
4018:
thing falls within that authority.
4019:
14.4 The termination of any directorship or other office held by the
4020: 4021:
Executive will not terminate the Executive's employment or amount to
4022:
a breach of terms of this agreement by the Company.
4023:
14.5 During the employment the Executive will not do anything which could
4024: 4025:
cause him to be disqualified from continuing to act as a director of any
4026:
company.
4027:
14.6
4028:
The Executive must not resign his office as a director of any company
4029:
without the agreement of the Board, whose agreement shall not be
4030:
unreasonably withheld.
4031:
4032:

4033: 4034:
4035:

4036:
15
4037:
OFFERS ON LIQUIDATION
4038:
15.1 The Executive will have no claim against the Company if the
4039: 4040:
employment is terminated by reason of liquidation in order to
4041:
reconstruct or amalgamate the Company or by reason of any
4042:
reorganisation of the Company; and
4043:
15.1.1 the Executive is offered employment with the company
4044: 4045:
succeeding to the Company upon such liquidation or
4046:
reorganisation; and
4047:
15.1.2 the new terms of employment offered to the Executive are no
4048: 4049:
less favourable to him than the terms of this agreement.
4050:
16
4051:
NOTICES
4052:
16.1 Any notices given under this agreement must be given by letter or fax.
4053: 4054:
Notice to the Company must be addressed to its registered office at
4055:
the time the notice is given. Notice to the Executive must be given to
4056:
him personally or sent to his last known address.
4057:
16.2 Except for notices given by hand, notices will be deemed to have been
4058: 4059:
given at the time at which the letter or fax would be delivered in the
4060:
ordinary course of post or transmission.
4061:
17
4062:
STATUTORY PARTICULARS
4063:
This agreement and the attached schedule contain the written particulars of
4064:
employment which the Executive is entitled to receive under the provisions of
4065:
section 29 of the Basic Conditions of Employment Act, 75 of 1997.
4066:
4067:

4068: 4069:
4070:

4071:
18
4072:
MISCELLANEOUS
4073:
18.1 This agreement may only be modified by the written agreement of the
4074: 4075:
parties.
4076:
18.2 The Executive cannot assign this agreement to anyone else.
4077: 4078:
18.3 References in this agreement to rules, regulations, policies,
4079: 4080:
handbooks or other similar documents which supplement it, are
4081:
referred to in it or describe any pensions or other benefits
4082:
arrangement, are references to the versions or forms of the relevant
4083:
documents as amended or updated from time to time.
4084:
18.4 This agreement supersedes any previous written or oral agreement
4085: 4086:
between the parties in relation to the matters dealt within it. It contains
4087:
the whole agreement between the parties relating to the employment
4088:
at the date the agreement was entered into (except for those terms
4089:
implied by law which cannot be excluded by the agreement of the
4090:
parties). The Executive acknowledges that he has not been induced
4091:
to enter into this agreement by any representation, warranty or
4092:
undertaking not expressly incorporated into it.
4093:
18.5 Neither party's rights or powers under this agreement will be affected
4094: 4095:
if:
4096:
18.5.1 one party delays in enforcing any provisions of this agreement;
4097: 4098:
or
4099:
18.5.2 one party grants time to the other party.
4100: 4101:
4102:

4103: 4104:

4105: 4106:
18.6
4107:
If either party agrees to waive his rights under a provision of this
4108:
agreement, that waiver will only be effective if it is in writing and it is
4109:
signed by him. A party's agreement to waive any breach of any term
4110:
or condition of this agreement will not be regarded as a waiver of any
4111:
subsequent breach of the same term or condition or a different term or
4112:
condition.
4113:
18.7
4114:
The various provisions and sub-provisions of this agreement are
4115:
severable and if any provision or sub-provision is held to be
4116:
unenforceable by any court or competent jurisdiction then such
4117:
unenforceability shall not affect the enforceability of the remaining
4118:
provisions or sub-provisions in this agreement.
4119:
18.8
4120:
This agreement is governed by and will be interpreted in accordance
4121:
with the laws of South Africa. Each of the parties submit to the
4122:
exclusive jurisdiction of the South African Courts as regards any claim
4123:
or matter arising under this agreement.
4124:
4125:

4126: 4127:
4128:

4129:
4130:
SIGNED at JOHANNESBURG on this the 22ND day of APRIL 2004
4131:
in the presence of the undersigned witnesses :
4132:
AS WITNESSES:
4133:
/s/ 4134: N W UNWIN
4135:
For 4136: and on behalf of the COMPANY
4137:
1. /s/ C ROSSOUW
4138: 4139: 4140:
2. /s/ K H WILLIAMS
4141: 4142:
SIGNED at ACCRA on this the 22ND day of APRIL 2004
4143:
in the presence of the undersigned witnesses :
4144:
AS WITNESSES:
4145:
/s/ 4146: S E JONAH
4147:
[EXECUTIVE]
4148:
1. R NUTSAGH
4149: 4150:
2. S VENKATIKRISHNAN
4151: 4152:
4153: 4154: 4155: 4156: 4157:
4158: 4159:
29
4160:
Written particulars of employment
4161:
4162:
(1)    An employer must supply an employee, when the employee
4163:
commences employment, with the following particulars in writing -
4164:
4165:
(a)    the full name and address of the employer;
4166:
4167:
(b)    the name and occupation of the employee, or a brief description
4168:
of the work for which the employee is employed;
4169:
4170:
(c)    the place of work, and, where the employee is required or
4171:
permitted to work at various places, an indication of this;
4172:
4173:
(d)    the date on which the employment began;
4174:
4175:
(e)    the employee’s ordinary hours of work and days of work;
4176:
4177:
(f)
4178:
the employee’s wage or the rate and method of calculating
wages;
4179:
4180:
(g)    the rate of pay for overtime work;
4181:
4182:
(h)    any other cash payments that the employee is entitled to;
4183:
4184:
(i)
4185:
any payment in kind that the employee is entitled to and the value of the payment in kind;
4186:
4187:
(j) how frequently remuneration will be paid;
4188: 4189:
4190:
(k)    any deductions to be made from the employee’s remuneration;
4191:
4192:
(l) the leave to which the employee is entitled;
4193: 4194:
4195:
(m)   the period of notice required to terminate employment, or if
4196:
employment is for a specified period, the date when employment is to terminate;
4197:
4198:
(n)    a description of any council or sectoral determination which
4199:
covers the employer’s business;
4200:
4201:
(o)    any period of employment with a previous employer that counts
4202:
towards the employee’s period of employment;
4203:
4204:
(p)    a list of any other documents that form part of the contract of
4205:
employment, indicating a place that is reasonably accessible to the employee where a copy of each may be obtained.
4206:
Addendum to Service Contracts
Exhibits 19.4.2 - 19.4.6
4207: 4208: 4209:
4210:

4211: 4212:
4213:
(2)    When any matter listed in subsection (1) changes -
4214:
4215:
(a)    the written particulars must be revised to reflect the change; and
4216:
4217:
(b)    the employee must be supplied with a copy of the document
4218:
reflecting the change.
4219:
4220:
(3)    If an employee is not able to understand the written particulars, the
4221:
employer must ensure that they are explained to the employee in a language and in a manner that the employee understands.
4222:
4223:
(4)    Written particulars in terms of this section must be kept by the
4224:
employer for a period of three years after the termination of employment.
4225:
4226:
4227: 4228: 4229: 4230: 4231: 4232: 4233:
4234: 4235:
PRINCIPAL SUBSIDIARIES AND JOINT VENTURES
4236:
Below reflects a list of investments in principal subsidiaries and joint venture interests of AngloGold Ashanti as at December 31, 2004:
4237:
Country of Nature of
4238:
incorporation business
4239:
2004
4240:
2003
4241:
2004
4242:
2003
4243:
%
4244:
%
4245:
Direct investments
4246:
Advanced Mining Software Limited x C
4247: 4248: 4249:
40,000
4250:
4251:
40,000
4252: 4253:
100
4254:
4255:
100
4256: 4257:
AGRe Insurance Company Limited x F
4258: 4259: 4260:
2
4261:
4262:
2
4263: 4264:
100
4265:
4266:
100
4267: 4268:
AngloGold American Investments Limited 1 B
4269: 4270: 4271:
1,001
4272:
4273:
1
4274: 4275:
100
4276:
4277:
100
4278: 4279:
AngloGold Ashanti USA Incorporated 5 B
4280: 4281: 4282:
100
4283:
4284:
-
4285: 4286:
100
4287:
4288:
-
4289: 4290:
500*
4291:
-
4292: 4293:
100
4294:
4295:
-
4296: 4297:
AngloGold Geita Holdings Limited 1 B - 2,513
4298: 4299: 4300: 4301: 4302: 4303: 4304:
-
4305:
4306:
71.53
4307: 4308:
AngloGold Health Service (Pty) Limited x E
4309: 4310: 4311:
8
4312:
4313:
8
4314: 4315:
100
4316:
4317:
100
4318: 4319:
AngloGold Holdings plc 2 B
4320: 4321: 4322:
2,077,313,678
4323:
4324:
-
4325: 4326:
100
4327:
4328:
-
4329: 4330:
AngloGold Offshore Investments Limited 1 B
4331: 4332: 4333:
5,000,000
4334:
4335:
5,001,000
4336: 4337:
100
4338:
4339:
100
4340: 4341:
- 43,251*
4342: 4343: 4344:
-
4345:
4346:
100
4347: 4348:
Eastvaal Gold Holdings Limited x B
4349: 4350: 4351:
454,464,000
4352:
4353:
454,464,000
4354: 4355:
100
4356:
4357:
100
4358: 4359:
Masakhisane Investment Limited x B
4360: 4361: 4362:
100
4363:
4364:
100
4365: 4366:
100
4367:
4368:
100
4369: 4370:
Nuclear Fuels Corporation of SA (Pty) Limited x D
4371: 4372: 4373:
1,450,000
4374:
4375:
1,450,000
4376: 4377:
100
4378:
4379:
100
4380: 4381:
Nufcor International Limited
4382:
4383:
** 9 D
4384: 4385: 4386:
3,000,000
4387:
4388:
3,000,000
4389: 4390:
50
4391:
4392:
50
4393: 4394:
Rand Refinery Limited ** x G
4395: 4396: 4397:
208,471
4398:
4399:
208,471
4400: 4401:
53.03
4402:
4403:
53.03
4404: 4405:
Southvaal Holdings Limited x B
4406: 4407: 4408:
26,000,000
4409:
4410:
26,000,000
4411: 4412:
100
4413:
4414:
100
4415: 4416:
Indirect investments
4417:
AG Mali Holdings 1 Limited 1 B
4418: 4419: 4420:
10,002
4421:
4422:
-
4423: 4424:
100
4425:
4426:
-
4427: 4428:
AG Mali Holdings 2 Limited 1 B
4429: 4430: 4431:
10,002
4432:
4433:
-
4434: 4435:
100
4436:
4437:
-
4438: 4439:
AngloGold Argentina Limited 1 B
4440: 4441: 4442:
1
4443:
4444:
1
4445: 4446:
100
4447:
4448:
100
4449: 4450:
AngloGold Argentina S.A. 6 B
4451: 4452: 4453:
1,331,093
4454:
4455:
1,331,093
4456: 4457:
100
4458:
4459:
100
4460: 4461:
AngloGold Ashanti Australia Limited 8 B
4462: 4463: 4464:
257,462,077
4465:
4466:
257,462,077
4467: 4468:
100
4469:
4470:
100
4471: 4472:
AngloGold Ashanti (Colorado) Corp. 5 B
4473: 4474: 4475:
1,250
4476:
4477:
1,250
4478: 4479:
100
4480:
4481:
100
4482: 4483:
AngloGold Ashanti (Ghana) Limited 13 A
4484: 4485: 4486:
132,419,585
4487:
4488:
-
4489: 4490:
100
4491:
4492:
-
4493: 4494:
AngloGold Ashanti (Iduapriem) Limited 13 A
4495: 4496: 4497:
53,010
4498:
4499:
-
4500: 4501:
80
4502:
4503:
-
4504: 4505:
AngloGold Ashanti Mineracao Ltda 7 A
4506: 4507: 4508:
22,194,302,378
4509:
4510:
6,250,151,071
4511: 4512:
100
4513:
4514:
100
4515: 4516:
AngloGold Ashanti (Nevada) Corp. 5 B
4517: 4518: 4519:
100
4520:
4521:
100
4522: 4523:
100
4524:
4525:
100
4526: 4527:
AngloGold Ashanti North America Inc. 5 B
4528: 4529: 4530:
7,902
4531:
4532:
7,902
4533: 4534:
100
4535:
4536:
100
4537: 4538:
AngloGold Ashanti USA Incorporated 5 B
4539: 4540: 4541:
-
4542:
4543:
100
4544: 4545:
-
4546:
4547:
100
4548: 4549:
AngloGold Australia Investment Holdings Limited 1 B
4550: 4551: 4552:
1,000
4553:
4554:
2,000
4555: 4556:
100
4557:
4558:
100
4559: 4560:
-
4561:
4562:
43,251*
4563:
-
4564:
4565:
100
4566: 4567:
AngloGold Australia (Sunrise Dam) Pty Limited 8 A
4568: 4569: 4570:
2
4571:
4572:
2
4573: 4574:
100
4575:
4576:
100
4577: 4578:
AngloGold Brasil Ltda 7 B
4579: 4580: 4581:
8,827,437,875
4582:
4583:
8,827,437,875
4584: 4585:
100
4586:
4587:
100
4588: 4589:
AngloGold Brazil Limited 1 B
4590: 4591: 4592:
1
4593:
4594:
1
4595: 4596:
100
4597:
4598:
100
4599: 4600:
AngloGold CV 1 Limited 1 B
4601: 4602: 4603:
11,002
4604:
4605:
-
4606: 4607:
100
4608:
4609:
-
4610: 4611:
AngloGold CV 2 Limited 1 B
4612: 4613: 4614:
1,002
4615:
4616:
-
4617: 4618:
100
4619:
4620:
-
4621: 4622:
AngloGold CV 3 Limited 1 B
4623: 4624: 4625:
1,002
4626:
4627:
-
4628: 4629:
100
4630:
4631:
-
4632: 4633:
AngloGold Finance Australia Holdings Limited 10 B
4634: 4635: 4636:
2
4637:
4638:
1,002
4639: 4640:
100
4641:
4642:
100
4643: 4644:
-
4645:
4646:
43,251*
4647:
-
4648:
4649:
100
4650: 4651:
AngloGold Finance Australia Limited 10 B
4652: 4653: 4654:
2
4655:
4656:
1,002
4657: 4658:
100
4659:
4660:
100
4661: 4662:
-
4663:
4664:
43,251*
4665:
-
4666:
4667:
100
4668: 4669:
AngloGold Geita Holdings Limited 1 B
4670: 4671: 4672:
3,513
4673:
4674:
1,000
4675: 4676:
100
4677:
4678:
28.47
4679: 4680:
AngloGold Holdings plc 2 B
4681: 4682: 4683:
-
4684:
4685:
5,000
4686: 4687:
-
4688:
4689:
100
4690: 4691:
1,024,840,886*            4692: 201,600*
4693:
100
4694:
4695:
100
4696: 4697:
AngloGold Investments Australasia Limited 1 B
4698: 4699: 4700:
1,000
4701:
4702:
2,000
4703: 4704:
100
4705:
4706:
100
4707: 4708:
-
4709:
4710:
43,251*
4711:
-
4712:
4713:
100
4714: 4715:
AngloGold Investments Australia Pty Ltd 8 B
4716: 4717: 4718:
1
4719:
4720:
1
4721: 4722:
100
4723:
4724:
100
4725: 4726:
AngloGold Investments (Sadex) Limited 1 B
4727: 4728: 4729:
1,000'A'
4730:
1,000'A'
4731:
100
4732:
4733:
100
4734: 4735:
AngloGold Morila Holdings Limited 1 B
4736: 4737: 4738:
1,000
4739:
4740:
1,000
4741: 4742:
100
4743:
4744:
100
4745: 4746:
AngloGold Namibia (Pty) Ltd 3 A
4747: 4748: 4749:
10,000
4750:
4751:
10,000
4752: 4753:
100
4754:
4755:
100
4756: 4757:
AngloGold North American Holdings Limited 1 B
4758: 4759: 4760:
1
4761:
4762:
1
4763: 4764:
100
4765:
4766:
100
4767: 4768:
AngloGold Offshore Investments Limited 1 B
4769: 4770: 4771:
422,510,000*
4772:
-
4773: 4774:
100
4775:
4776:
-
4777: 4778:
AngloGold South America Limited 1 B
4779: 4780: 4781:
488,000
4782:
4783:
488,000
4784: 4785:
100
4786:
4787:
100
4788: 4789:
AngloGold South American Holdings Limited 1 B
4790: 4791: 4792:
1
4793:
4794:
1
4795: 4796:
100
4797:
4798:
100
4799: 4800:
Ashanti Goldfields Belgium S.A. 16 B
4801: 4802: 4803:
2,500
4804:
4805:
-
4806: 4807:
100
4808:
4809:
-
4810: 4811:
Ashanti Goldfields (Cayman) Limited 17 B
4812: 4813: 4814:
2
4815:
4816:
-
4817: 4818:
100
4819:
4820:
-
4821: 4822:
Ashanti Goldfields Holding (Luxembourg) S.A. 15 B
4823: 4824: 4825:
3,000,000
4826:
4827:
-
4828: 4829:
100
4830:
4831:
-
4832: 4833:
Ashanti Goldfields Services Limited 9 B
4834: 4835: 4836:
588,409
4837:
4838:
-
4839: 4840:
100
4841:
4842:
-
4843: 4844:
Ashanti Goldfields Teberebie Limited 17 B
4845: 4846: 4847:
2
4848:
4849:
-
4850: 4851:
100
4852:
4853:
-
4854: 4855:
Ashanti Goldfields Zimbabwe Limited 14 A
4856: 4857: 4858:
265,570,717
4859:
4860:
-
4861: 4862:
100
4863:
4864:
-
4865: 4866:
Australian Mining & Finance Pty Limited 8 B
4867: 4868: 4869:
48
4870:
4871:
-
4872: 4873:
100
4874:
4875:
-
4876: 4877:
Cerro Vanguardia S.A. 6 A
4878: 4879: 4880:
13,875,000
4881:
4882:
13,875,000
4883: 4884:
92.50
4885:
4886:
92.50
4887: 4888:
Chevaning Mining Company Limited 9 B
4889: 4890: 4891:
1,000
4892:
4893:
-
4894: 4895:
100
4896:
4897:
-
4898: 4899:
Cluff Holdings Pvt Limited 14 B
4900: 4901: 4902:
100
4903:
4904:
-
4905: 4906:
100
4907:
4908:
-
4909: 4910:
Cluff Mineral Exploration Limited 9 B
4911: 4912: 4913:
500,000
4914:
4915:
-
4916: 4917:
100
4918:
4919:
-
4920: 4921:
Cluff Oil Limited 9 B
4922: 4923: 4924:
19,646,377
4925:
4926:
9,823,188
4927: 4928:
100
4929:
4930:
50
4931: 4932:
Cluff Resources Limited 9 B
4933: 4934: 4935:
93,638,562
4936:
4937:
46,819,281
4938: 4939:
100
4940:
4941:
50
4942: 4943:
Cripple Creek & Victor Gold Mining Company(USA joint venture) A
4944: 4945:
-
4946:
4947:
-
4948: 4949:
67
4950:
4951:
67
4952: 4953:
Erongo Holdings Limited 1 B
4954: 4955: 4956:
13,334'A'
4957:
13,334'A'
4958:
100
4959:
4960:
100
4961: 4962:
Geita Gold Mining Limited 11 A
4963: 4964: 4965:
2
4966:
4967:
1
4968: 4969:
100
4970:
4971:
50
4972: 4973:
Golden Shamrock Mines Limited 8 B
4974: 4975: 4976:
2,000,000
4977:
4978:
-
4979: 4980:
100
4981:
4982:
-
4983: 4984:
GSM Gold S.A. 15 B
4985: 4986: 4987:
325,000
4988:
4989:
-
4990: 4991:
100
4992:
4993:
-
4994: 4995:
Mineracao Serra Grande S.A. 7 A
4996: 4997: 4998:
499,999,997
4999:
5000:
499,999,997
5001: 5002:
50
5003:
5004:
50
5005: 5006:
Morila Limited 19 B
5007: 5008: 5009:
1
5010:
5011:
1
5012: 5013:
50
5014:
5015:
50
5016: 5017:
Pioneer Goldfields Limited 18 B
5018: 5019: 5020:
75,000,000
5021:
5022:
-
5023: 5024:
100
5025:
5026:
-
5027: 5028:
Sadiola Exploration Limited 1 B
5029: 5030: 5031:
5,000 'A'
5032:
5,000 'A'
5033:
50
5034:
5035:
50
5036: 5037:
Societe Ashanti Goldfields de Guinee S.A. 12 A
5038: 5039: 5040:
3,486,134
5041:
5042:
-
5043: 5044:
85
5045:
5046:
-
5047: 5048:
Teberebie Goldfields Limited 13 A
5049: 5050: 5051:
1,860,000
5052:
5053:
-
5054: 5055:
90
5056:
5057:
-
5058: 5059:
EXHIBIT 19.8
5060:
Shares held
5061:
Percentage held
5062:
5063:

5064: 5065:
Country of      5066: Nature of
5067:
incorporation      5068: business
5069:
2004
5070:
2003
5071:
2004
5072:
2003
5073:
%
5074:
%
5075:
Joint ventures
Societe des Mines de Morila S.A.
5076:
4 A
5077: 5078:
400
5079:
5080:
400
5081: 5082:
40
5083:
5084:
40
5085: 5086:
Societe d'Exploitation des Mines d'Or de Sadiola S.A. 4 A
5087: 5088: 5089:
38,000
5090:
5091:
38,000
5092: 5093:
38
5094:
5095:
38
5096: 5097:
Societe d'Exploitation des Mines d'Or de Yatela S.A. 4 A
5098: 5099: 5100:
400
5101:
5102:
400
5103: 5104:
40
5105:
5106:
40
5107: 5108:
BGM Management Company Pty Ltd 8 A
5109: 5110: 5111:
3'B'
5112:
3'B'
5113:
33.33
5114:
5115:
33.33
5116: 5117:
Nature of business
5118:
Countries of incorporation
5119:
A - Mining
5120:
x Republic of South Africa
5121:
B - Investment holding
5122:
1 British Virgin Islands
5123:
C - Software development
5124:
2 Isle of Man
5125:
D - Market agent
5126:
3 Namibia
5127:
E - Health care
5128:
4 Mali
5129:
F - Short-term insurance and re-assurance
5130:
5 United States of America
5131:
G - Precious metal refining
5132:
6 Argentina
7 Brazil
5133:
5134:
8 Australia
9 United Kingdom
5135:
10 Malta
11 Tanzania
12 Guinea
5136:
are 30 September and 30 June respectively. AngloGold Ashanti does not
5137:
13 Ghana
5138:
consider these companies significantly material subsidiaries requiring an
5139:
14 Zimbabwe
5140:
alignment of year-end
5141:
15 Luxembourg
16 Belgium
5142:
There are no material losses in subsidiaries
5143:
17 Cayman Islands
18 Guernsey
19 Jersey
5144:
Shares held
5145:
Percentage held
5146:
*   5147: Indicates preference shares
**  5148: The year ends of Rand Refinery Limited and Nufcor International Limited
5149:
5150: 5151: 5152: 5153: 5154: 5155: 5156: 5157:

5158: 5159:
5160:
5161:
Exhibit 19.12.1
5162:
5163:
CERTIFICATION
5164:
5165:
I, Robert Michael Godsell, certify that:
5166:
1. I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;
5167:
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
5168:
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
5169:
4. The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:
5170:
a) Designed such disclosure controls and procedures, or caused such disclosure controls and
5171:
procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
5172:
b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in
5173:
this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
5174:
c) Disclosed in this report any change in the company’s internal control over financial reporting that
5175:
occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5176:
5. The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
5177:
a) All significant deficiencies and material weaknesses in the design or operation of internal control over
5178:
financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
5179:
b) Any fraud, whether or not material, that involves management or other employees who have a
5180:
significant role in the company’s internal control over financial reporting.
5181:

Date: July 14, 2005
5182:
/s/ Robert M Godsell
5183:
Robert Michael Godsell
5184:
Chief Executive Officer
5185:
5186:

5187: 5188:
5189:
EXHIBIT 19.12.2
5190:
5191:
CERTIFICATION
5192:
5193:
I, Jonathan Gourlay Best, certify that:
5194:
1. I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;
5195:
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
5196:
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
5197:
4. The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:
5198:
a) Designed such disclosure controls and procedures, or caused such disclosure controls and
5199:
procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
5200:
b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in
5201:
this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
5202:
c) Disclosed in this report any change in the company’s internal control over financial reporting that
5203:
occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5204:
5. The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
5205:
a) All significant deficiencies and material weaknesses in the design or operation of internal control over
5206:
financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
5207:
b) Any fraud, whether or not material, that involves management or other employees who have a
5208:
significant role in the company’s internal control over financial reporting.
5209:

Date: July 14, 2005
5210:
/s/ Jonathan G Best
5211:
Jonathan Gourlay Best
5212:
Chief Financial Officer
5213:
5214:
5215:

5216: 5217:
5218:
EXHIBIT 19.13.3
5219:
5220:
CERTIFICATION PURSUANT TO
5221:
18 U.S.C. SECTION 1350,
5222:
AS ADOPTED PURSUANT TO
5223:
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
5224:

5225:
In connection with the Annual Report of AngloGold Ashanti Limited (the “Company”) on Form 20-F for the period
5226:
ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:
5227:

1.
5228:
The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934;
5229:
and
5230:
2. The information contained in the Report fairly presents, in all material respects, the financial condition and
5231: 5232:
results of operations of the Company.

Date: July 14, 2005
5233:
/s/ Robert M Godsell
5234: 5235: 5236: 5237:
Name: Robert Michael Godsell
5238: 5239: 5240: 5241:
Title: Chief Executive Officer
5242: 5243: 5244: 5245:

Date: July 14, 2005
5246:
/s/ Jonathan G Best
5247: 5248: 5249: 5250:
Name: Jonathan Gourlay Best
5251: 5252: 5253: 5254:
Title: Chief Financial Officer
5255: 5256: 5257: 5258:

5259:
5260:
5261:

5262: 5263:
5264:
EXHIBIT 19.14.1
5265:
Consent of Independent Registered Public Accounting Firm
5266:
5267:
5268:
5269:
5270:
We consent to the incorporation by reference in the Registration Statements on Form F-3 (File No. 333-101891;
333-101891-01 and 333-114857) of AngloGold Ashanti Limited and the Registration Statements on Form S-8
(File No. 333-10990 and 333-113789) of AngloGold Ashanti Limited of our report dated June 30, 2005, with respect to the consolidated financial statements of AngloGold Ashanti Limited included in this Annual Report
(Form 20-F) for the year ended December 31, 2004.

                                                                                             5271: /s/
5272:
Ernst &
5273: 5274:
Young
5275:
Registered
5276:
Accountants and Auditors
5277: 5278: 5279:
Chartered Accountants (S.A.)
5280: 5281: 5282:

Johannesburg
Republic of South Africa
July 14, 2005
5283:
5284:

5285: 5286:
5287:
EXHIBIT 19.14.2
5288:
Consent of Independent Registered Public Accounting Firm
5289:
5290:
The Board of Directors
Société d’Exploitation des Mines d’Or de Sadiola S.A.
5291:
5292:
5293:
We consent to the incorporation by reference in the Registration Statements on Form F-3 (File No. 333-101891;
333-101891-01 and 333-114857) and the Registration Statements on Form S-8 (File No. 333-10990 and
333-113789) of AngloGold Ashanti Limited (formerly AngloGold Limited) of our report dated March 29, 2005, with respect to the balance sheets of Société d’Exploitation des Mines d’Or de Sadiola S.A. as of December 31,
2004 and 2003, and the related statements of income, cash flows, and changes in stockholders’ equity for the years then ended included in the December 31, 2004 Annual Report on Form 20-F of AngloGold Ashanti
Limited (formerly AngloGold Limited).

5294:
/s/ KPMG
5295: 5296: 5297: 5298: 5299: 5300: 5301:
Registered Accountants and Auditors
5302: 5303: 5304: 5305: 5306:
Chartered Accountants (S.A.)
5307: 5308: 5309:

Johannesburg
Republic of South Africa
July 14, 2005
5310:
5311:

5312: 5313:
5314:
EXHIBIT 19.14.3
5315:
Consent of Independent Registered Public Accounting Firm
5316:
5317:
The Board of Directors
Société des Mines de Morila S.A.
5318:
5319:
5320:
We consent to the incorporation by reference in the Registration Statements on Form F-3 (File No. 333-101891;
333-101891-01 and 333-114857) and the Registration Statements on Form S-8 (File No. 333-10990 and
333-113789) of AngloGold Ashanti Limited (formerly AngloGold Limited) of our report dated May 3, 2005, with respect to the balance sheets of Société des Mines de Morila S.A. as of December 31, 2004 and 2003, and the
related statements of income, cash flows, and changes in 5321: shareholders’ equity for each of  the three years in the
5322: period ended December 31, 2004, included in the December 31, 2004 Annual Report on Form 20-F of AngloGold
5323: Ashanti Limited (formerly AngloGold Limited).

5324:
PricewaterhouseCoopers
5325:
/s/
5326: 5327:
Registered Accountants and Auditors
5328: 5329: 5330: 5331: 5332:
Chartered Accountants (S.A.)
5333: 5334: 5335:

Johannesburg
Republic of South Africa
July 14, 2005
5336:
5337:
5338: 5339: